Exhibit 99.6
Carbon Revolution Public
Limited Company

Directors’ report and financial statements
Year ended June 30, 2024
Registered number: 607450

Carbon Revolution Public Limited Company
Directors’ report and financial statements

Carbon Revolution Public Limited Company
Directors’ report and financial statements
Directors and other information

Directors
Robert A. Lutz, Chair of the board (appointed November 3, 2023)
Jacqueline Dedo (appointed November 3, 2023)
Burt Jordan (appointed November 3, 2023)
Chris Leary (appointed February 23, 2024)
Jonathan Magaziner (appointed February 23, 2024)
Matti Masanovich (appointed November 3, 2023)
Dale McKee (appointed November 3, 2023)
Donald Hampton, Jr. (appointed March 19, 2025)
Jake Dingle (resigned March 19, 2025)
James Campbell Douglas (appointed November 3, 2023, resigned February 21, 2024)
Lucia Estana Cade (appointed November 3, 2023, resigned February 21, 2024)
Mark William Bernhard (appointed November 3, 2023, resigned February 21, 2024)
Rolando Ebuna (resigned November 3, 2023)
Ronan Donohoe (resigned November 3, 2023)

Secretary	Bradwell Limited

Registered office	10 Earlsfort Terrace Dublin 2 D02 T380 Ireland

Independent auditor	KPMG 1 Stokes Place St. Stephen’s Green Dublin 2

Bankers	Citi Commercial Bank, Australia Citigroup Centre 2 Park Street Sydney NSW 2000 Australia

Solicitors	Arthur Cox LLP Ten Earlsfort Terrace Dublin 2 D02 T380 Ireland

Registered number	607450

Carbon Revolution Public Limited Company
Directors’ report
Directors’ Report for the Year Ended June 30, 2024
The directors present their annual report and the audited consolidated financial statements Carbon Revolution plc and its subsidiaries (hereinafter referred to as “Carbon Revolution” or the “Group”) for the financial year ended 30 June 2024, which are set out on pages 12 to 68, and audited entity financial statements of Carbon Revolution plc (“Carbon Revolution plc” or the “Company”) for the financial year ended June 30, 2024, which are set out on pages 70 to 76.
Principal activities
The principal activities of the company are the manufacture and sale of carbon fiber wheels, as well as research and development projects relating to carbon fiber wheel technology.
Business review
On November 3, 2023 (the “Closing Date”), Twin Ridge Capital Acquisition Corp., a Cayman Islands exempted company (“Twin Ridge”), Carbon Revolution PLC (formerly known as Poppetell Limited), a public limited company incorporated in Ireland with registered number 607450, Carbon Revolution Limited, an Australian proprietary limited company with Australian Company Number (ACN) 128 274 653 (formerly a public company listed on the Australian Securities Exchange and now named Carbon Revolution Pty Ltd) (“Carbon Revolution Limited”) and Poppettell Merger Sub, a Cayman Islands exempted company and wholly-owned subsidiary of Carbon Revolution PLC (“MergerSub”), consummated the capital reorganization (the “Transaction”) pursuant to the terms of a Business Combination Agreement, dated November 29, 2022, as amended or supplemented from time to time, pursuant to which, among other things, Twin Ridge merged with and into MergerSub, with MergerSub surviving as a wholly-owned subsidiary of Carbon Revolution PLC, with shareholders of Twin Ridge receiving Ordinary Shares of Carbon Revolution PLC, par value US $0.0001 (“Ordinary Shares”), in exchange for their existing Twin Ridge ordinary shares and existing Twin Ridge warrant holders having their warrants automatically exchanged by Carbon Revolution PLC of the obligations under such warrants, including to become exercisable in respect of Ordinary Shares instead of Twin Ridge ordinary shares (the “Capital Reorganization”). In addition, Twin Ridge, Carbon Revolution Limited and Carbon Revolution PLC implemented a scheme of arrangement under Part 5.1 of the Australian Corporations Act 2001 (Cth) and a capital reduction under Part 2J.1 of the Corporations Act 2001 (Cth) in accordance with the Scheme Implementation Deed, dated as of November 30, 2022, as amended or supplemented from time to time (the “Scheme Implementation Deed”, which resulted in all shares of Carbon Revolution Limited being canceled in return for consideration, with Carbon Revolution Limited issuing one share to Carbon Revolution PLC (resulting in Carbon Revolution Limited becoming a wholly-owned subsidiary of Carbon Revolution PLC) and Carbon Revolution PLC issuing Ordinary Shares to the shareholders of Carbon Revolution Limited. In addition, Carbon Revolution PLC undertook a capital reduction under Irish law immediately after the issuance of ordinary shares to consummate the Transaction and issuance of preference shares to Orion Infrastructure Capital (“OIC”). The capital reduction was undertaken for no consideration to shareholders. Refer to Note 6.7 of the financial statements for the details of the Transaction and Note 4.4 of the financial statements for the changes in issued capital that occurred during the period.
Revenue for the Group for the year ended June 30, 2024 of A$71.5 million increased by 86.8% compared to the year ended June 30, 2023. Revenue from sale of wheels increased by 80.3% compared to the prior period, with a ramp to full production of the Range Rover Sport SV program combined with increased volumes shipped for the Corvette Z06 / E-Ray program.
Gross loss of the Group increased from A$16.8 million to A$110.8 million for the year ended June 30, 2024. This increase was primarily driven by an impairment of A$83.7 million of fixed and right of use assets and an increase in manufacturing overheads, largely related to increased scale, an extended shift structure and production ramp. In addition, increased scrap costs were incurred, associated with commissioning, introduction and ramp up of new programs while commissioning the Mega-line. Although still negative, as a percentage to revenue, gross loss (excluding impairment) has improved from -44.0% in 2023 to -37.9% in 2024. This improvement comes with the benefit of the positive contribution from volume growth, combined with labor productivity and improved wheel quality, somewhat offset by increased manufacturing overheads included in cost of goods sold. Raw material costs were impacted by the ongoing inflationary environment.

Carbon Revolution Public Limited Company
Directors’ report(continued)
The financial statements for the Group include total impairment of assets of A$102.6 million arising from impairment testing, which included revised growth expectations for the Company considering the uncertainties and risk driven by the political and economic environment in the US market, that could have a significant impact on wheel sales and also taking into account the low market value of the Company and its continued loss making position. This A$102.6 million impairment included impairment of property, plant and equipment (A$76.6 million) and right of use assets (A$7.1 million) which have both been recognized in the profit and loss statement in the impairment of assets line. Additionally, an impairment of intangible assets (A$18.9 million) has been recognized in the profit and loss statement in the research and development expense line.
Principal risks and uncertainties
The directors consider that the following are the principal risk factors that could materially and adversely affect the Company and Group’s future operating profits or financial position:
•	The Company is not yet profitable or cash flow positive. The Company will need to raise additional capital to continue operating, and it may not be able to do so.
•	The Company expects that it will need to refinance its long term debt, and may not be able to do so on acceptable terms, or at all.
•	It may take longer for the Company to become cash flow breakeven or reach profitability than anticipated (or it may never occur).
•	The Company could fail to meet the financial covenants under the New Debt Program (including the 2024 Amendments).
•
The terms of the OIC Financing impose obligations on us or restrict our ability to engage in some business activities, which could materially adversely affect our business, results of operations and financial condition.

•
In the event of certain triggers under the Company’s Amended and Restated Memorandum and Articles of Association and the certificate of designation of the Class B Preferred Shares, holders of Preferred Shares will gain certain governance and control rights.

•	The Company has a limited operating history which does not provide a meaningful basis for investors to evaluate the business, financial performance and prospects.
•	The Company’s customers may not order wheels as expected.
•	Wheel programs warranting further expansion to a low cost manufacturing location may not be awarded or may not be awarded for the expected volumes or level of returns.
•	Wheel programs may commence later than expected due to the design development and engineering phase taking longer than expected.
•
The margin received by the Company for its wheels may be lower than expected. Similarly, the Company may not recover engineering and development or tooling costs from its customers to the extent expected.

•
Due to industry standard contractual provisions which are favorable to the Company’s customers, the Company may be exposed to volatility in demand and changes to customer forecasts on short notice, resulting in disruption to the Company’s operations and supply chain and increased costs and lower margins. The Company may not be able to adjust its raw material supply orders on short notice to meet such demand, which may adversely affect the Company’s profitability, cash flow and operations.

Performance
The results of the Group for the year are set out in the Consolidated Statements of Profit or Loss and Other Comprehensive Income on page 20 and in the related notes.

Carbon Revolution Public Limited Company
Directors’ report(continued)
Dividends
There were no dividends during the 2024 or 2023 financial years.
Research and development
The Group was involved in research and development activities and during the year incurred $5.8 million in development costs that were capitalised and a further $17.0 million of research costs that were expensed. Capitalised developments costs were fully impaired during the financial year.
Directors of the company
The directors, who held office at any time during the year, were as follows:
Robert A. Lutz, Chair of the board (appointed November 3, 2023)
Jacqueline Dedo (appointed November 3, 2023)
Burt Jordan (appointed November 3, 2023)
Chris Leary (appointed February 23, 2024)
Jonathan Magaziner (appointed February 23, 2024)
Matti Masanovich (appointed November 3, 2023)
Dale McKee (appointed November 3, 2023)
Donald Hampton, Jr. (appointed March 19, 2025)
Jake Dingle (resigned March 19, 2025)
James Campbell Douglas (appointed November 3, 2023, resigned February 21, 2024)
Lucia Estana Cade (appointed November 3, 2023, resigned February 21, 2024)
Mark William Bernhard (appointed November 3, 2023, resigned February 21, 2024)
Rolando Ebuna (resigned November 3, 2023)
Ronan Donohoe (resigned November 3, 2023)
The directors and secretary who held office at 30 June, 2024 had 30,952 ordinary shares of the company or other group companies (2023: Nil).
Political donations
The company did not make any political donations (2023: $Nil) disclosable in accordance with the Electoral Act, 1997.
Charitable donations
During the year the company made a charitable donation of $nil (2023: $nil).
Going Concern
The going concern basis of preparation assumes that the Group will continue in operation one year after the date these consolidated financial statements are issued and will be able to realize assets and discharge liabilities and commitments in the normal course of business. The consolidated financial statements do not include any adjustments to the carrying amounts and classification of assets, liabilities, and reported revenue and expenses that may be necessary if these financial statements were prepared on an alternative basis, which would be required in the event that the Group is unable to continue as a going concern.
The Group has incurred losses since inception, incurred a consolidated net loss of $221.1 million, $118.5 million before impairment (2023: $79.2 million) and used $76.8 million (2023: $52.5 million) of cash in operating activities during the year ended June 30, 2024 and has a consolidated net current liability position at June 30, 2024 of $9.6 million (2023: consolidated net current asset position: $25.9 million).
The Group expects to continue to incur net losses and negative cash flows from operating activities in accordance with its operating plan over the next twelve months from signing date. However, the Group expects that unit

Carbon Revolution Public Limited Company
Directors’ report(continued)
production costs will continue to reduce as new wheel programs are introduced and other planned efficiency measures are implemented, and the Group expects capital costs related to the capacity build of the Australian plant will reduce in the next twelve months from signing date as the current phase of capacity expansion at the Australian plant has been substantially completed.
As an early-stage growth company, the Group's ability to access additional capital is critical to fund operating losses, finalise the development and launch of awarded wheel programs and complete the current phase of expansion of manufacturing facilities to scale up production capacity. As the Group’s current level of cash and cash equivalents and other committed funding sources are not sufficient to execute our business plan, failure to achieve management’s forecast performance or obtain additional financing will have a material, adverse impact on our business operations including developing, launching and producing new wheel programs and satisfying obligations as they become due.
The Group’s principal sources of liquidity at signing date are:
•	Ongoing support from PIUS and OIC of US$11.4 million (A$17.4 million), including:
•	conditional access to US$5 million (A$7.6 million) of capital under the OIC financing arrangements (as per Notes 4 and 6);
•	conditional access to US$0.4 million (A$0.7 million) of capital under the PIUS financing arrangement (as per Notes 4 and 6);
•	moving from cash paid interest to Payment in Kind (“PIK”) interest from July 2025 to December 2025, which is worth approximately US$6m (A$9.1 million)
•
OIC also has US$15million (A$22.7 million) of further funds available for investment in the Group, currently earmarked for future expansion opportunities. If the Group did require near term assistance after exhausting all other reasonable sources of liquidity, OIC may repurpose these funds to support the Group’s short-term liquidity needs, subject to OIC’s approval at the time.

•	Its unrestricted cash balance of A$1.5 million at April 30, 2025;
•	Access to capital through the issuance of debt or equity securities via public or private placement; and
•	Access to capital under the Committed Equity Facility (“CEF”).
As a result of our recurring losses from operations, accumulated deficit and projected capital needs, significant doubt exists regarding the Group’s ability to continue as a going concern for at least one year after the issuance date of these consolidated financial statements.
The Group’s ability to continue as a going concern is contingent upon successful execution of the Group’s intended plan over the next twelve months from signing date to improve liquidity and working capital. This plan relates to initiatives that were agreed upon for the next twelve months from signing date and includes, but is not limited to:
•
Satisfying the conditions necessary to access the remaining US$5 million (A$7.6 million) of OIC funds and US$0.4 million (A$0.7 million) PIUS funds, along with moving from cash interest to PIK interest in the second half of CY25;

•	Achieving forecast production levels, sales mix and pricing;
•	Reducing unit costs, reducing fixed overheads and limiting non-contracted capital expenditures in accordance with cost reduction initiatives;
•
Securing agreement for ongoing deferral of previously agreed transaction costs deferrals from the capital reorganization (as per Note 3.6.1) amounting to a total of US$15.0 million (A$22.5 million). Under an agreement the Group had reached with these creditors to delay payment, US$5 million (A$7.6 million) was payable in November 2024, with the remainder to be paid from the proceeds of certain fundraising transactions or on a straight line basis over 5 years (depending on the option selected by the supplier). The US$5 million (A$7.6 million) payment was not made in November 2024 and a further US$10.0 million

Carbon Revolution Public Limited Company
Directors’ report(continued)
(A$15.0 million) is now payable or payable in twelve months from signing date, unless the relevant suppliers agree to or accept further deferral of the transaction costs for at least twelve months from signing date and until sufficient cashflow can be generated from operations or alternative sources of funding are obtained to pay down these debts;
•	Ongoing support from suppliers and customers in the form of favourable payment terms and bailment arrangements;
•
Successful outcome of claims which the Group has made or plans to make against customers primarily associated with ordered volumes that are below the volumes which the Group was required to build and reserve capacity for under its customer contracts, and cancellation of a wheel program; and

•	Raising capital to fund operations through the issuance of debt or equity securities via public or private placement (including through the CEF).
In addition to successfully achieving these initiatives, it is also critical that the Group complies with the New Debt PIUS loan covenants and OIC financing milestones and continues to receive support from suppliers and customers through favourable payment terms and extension of customer bailment arrangements.
Under current arrangements, the Group is due to commence making repayments of principal in relation to its loan facilities in June 2026. The Group is currently forecasting that it will not be generating sufficient cash to make these repayments and as such the repayment terms will require renegotiation of its debt financing arrangements or a new facility put in place with extended repayment terms.
There is significant doubt that the Group will be successful in achieving these initiatives. As a result, the circumstances noted above indicate the existence of a material uncertainty that may cast significant doubt on the entity’s ability to continue as a going concern and that the company may, as a consequence, be unable to realise its assets and discharge its liabilities in the normal course of business.
Furthermore, recent macroeconomic market conditions, particularly impacting automotive manufacturers in the USA and their suppliers, and the implementation of tariffs on goods imported into the USA may negatively impact the demand for the Group’s products, or its commercial arrangements with its customers which may have a detrimental effect on the Group’s operations and financial position.
There can be no assurance that the Group will be able to obtain the financing needed to achieve its goals on acceptable terms or at all. Additionally, any equity or equity linked financings would likely have a dilutive effect on the holdings of existing stockholders.
Events since the end of the financial year
Further Release of US$5 Million (AUD$7.4 million) tranches from OIC
On July 10, 2024, US$5 million (AUD$7.4 million) was released from escrow and the Group issued an aggregate principal amount of additional Series 2024-A Notes to OIC, in connection with the satisfaction of the applicable conditions for the fourth Escrow Release. The Company also issued to the OIC Investors a warrant to purchase a number of shares equal to 2.5% of the Group’s shares outstanding, determined on a “Fully-Diluted Basis” in the same manner as applicable to the existing warrants previously issued to the OIC.
On July 29, 2024, US$5 million (AUD$7.6 million) was released from escrow and the Group issued an aggregate principal amount of additional Series 2024-A Notes to OIC in such amount. OIC waived certain conditions for the fifth Escrow Release to enable the release of funds prior to August 1, 2024 and without measurement of the Group’s performance with respect to the applicable monthly milestones for such release as of July 31, 2024. The Group also issued to the OIC a warrant to purchase a number of shares equal to 2.5% of the Group’s shares outstanding, determined on a “Fully-Diluted Basis” in the same manner as applicable to the existing warrants previously issued to the OIC.

Carbon Revolution Public Limited Company
Directors’ report(continued)
On September 5, 2024, US$5 million (AUD$7.4 million) was released from escrow and the Group issued an aggregate principal amount of additional Series 2024-A Notes to OIC in such amount. The Group also issued to OIC a warrant to purchase a number of shares equal to 2.5% of the Company’s shares outstanding, determined on a “Fully-Diluted Basis” in the same manner as applicable to the existing warrants previously issued to the OIC.
On October 30, 2024, US$5 million (AUD$7.6 million) was released from escrow and the Group issued a corresponding aggregate principal amount of additional Series 2024-A Notes to OIC. OIC waived one of the conditions for the release of the Seventh Escrow Release. The Group also issued to OIC a warrant to purchase a number of shares equal to 2.5% of the Group’s shares outstanding, determined on a “Fully-Diluted Basis” in the same manner as applicable to the existing warrants previously issued to the OIC. Proceeds from the OIC investment will be used to fund operations and investments in capacity in the near term.
Additional interest and amounts brought forward arising from non-payment of deferred transaction costs
Under an agreement the Group had previously reached relating to transaction cost deferrals from the capital reorganization (as per Note 3.6.1) with the relevant creditors, US$5 million (A$7.6 million) was payable on November 3, 2024, with the remainder to be paid from the proceeds of certain fundraising transactions or on a straight line basis over 5 years (depending on the option selected by the supplier). The US$5 million (A$7.6 million) payment was not made in November 2024 and a further US$10.0 million (A$15.0 million) is now payable or payable in twelve months from signing date, unless the relevant suppliers agree to or accept further deferral of the transaction costs for at least twelve months from signing date and until sufficient cashflow can be generated from operations or alternative sources of funding are obtained to pay down these debts.
Amendment to Securities Purchase Agreement
On December 20, 2024, the Group and the OIC entered into Amendment No. 4 to the Securities Purchase Agreement, providing for the funding of US$25 million (AUD$40.1 million) in five tranches, each equal to US$5 million (AUD$8.0 million), subject to satisfying certain conditions in exchange for preferred shares issued by the Group or debt instruments issued by Carbon Revolution Operations. Pursuant to other documents entered into simultaneously therewith, the OIC will purchase notes of a new series, Series 2025-A Notes. In connection with the funding of each of the five tranches of US$5 million (AUD$8.0 million), the Group will issue to the OIC, pro rata in proportion to the amount of their investment relative to the total amount invested by the OIC in each tranche, penny warrants to purchase an aggregate number of shares equal to 5.0% of the Company’s shares outstanding, determined on a “Fully-Diluted Basis” in the same manner as applicable to the existing warrants previously issued to the OIC.
Issuance of US$5 million (AUD$8.0 million) of Series 2025-A Notes and Warrants
On December 20, 2024, upon the satisfaction of the first of the release conditions, US$5 million (AUD$8.0 million) was funded in exchange for the issuance to the OIC of US$5 million (AUD$8.0 million) aggregate principal amount of Series 2025-A Notes and the release from the payment reserve fund of US$400,000 (AUD$642,024) in exchange for interest thereon payable at a rate of 12% per annum, of which 8.5% is payable in cash and 3.5% is payable in-kind for the benefit of the Existing Lenders. Additionally, the OIC Investors (4.63%) and the Existing Lenders (0.37%) were issued penny warrants to purchase an aggregate number of shares equal to 5.0% of the Company’s shares outstanding, determined on a “Fully-Diluted Basis” in the same manner as applicable to the existing warrants previously issued to the OIC, and otherwise containing the same terms as the warrants issued to the OIC in prior reserve releases.
Issuance of US$5 million (AUD$8.0 million) of Series 2025-A Notes and Warrants
On January 21, 2025, upon the satisfaction of the conditions to the release of a second instalment of the aggregate of US$25 million (AUD$40.1 million) for which the conditions were agreed upon in December, US$5 million (AUD$8.0 million) was funded in exchange for interest payable thereon at the rate described above and the issuance to the OIC Investors of US$5 million (AUD$8.0 million) aggregate principal amount of Series 2025-A Notes, and the simultaneous release from the payment reserve fund of US$400,000 (AUD$642,710) as an additional term advance in exchange for interest payable thereon at the rate described above. Additionally, as required in respect of

Carbon Revolution Public Limited Company
Directors’ report(continued)
each US$5.4 million (AUD$8.6 million) tranche of funding to be released under the above amendments agreed on December 20, 2024 (incorporating US$5 million (AUD$8.0 million) released by the OIC Investors and US$400,000 (AUD$642,024) released from the payment reserve fund under the New Debt Program), the OIC Investors (4.63%) and the Existing Lenders (0.37%) were issued penny warrants to purchase an aggregate number of shares equal to 5.0% of the Group’s shares outstanding, determined on a “Fully-Diluted Basis” in the same manner as applicable to the existing warrants previously issued to the OIC Investors, and otherwise containing substantially the same terms as the warrants issued to the OIC Investors in prior reserve releases.
Issuance of US$5 million (AUD$7.9 million) of Series 2025-A Notes and Warrants
On March 7, 2025, upon the satisfaction of the conditions to the release of a third instalment of the aggregate of US$25 million (AUD$40.1 million) for which the conditions were agreed upon in December, US$5 million (AUD$7.9 million) was funded in exchange for interest payable thereon at the rate described above and the issuance to the OIC Investors of US$5 million (AUD$7.9 million) aggregate principal amount of Series 2025-A Notes, and the simultaneous release from the payment reserve fund of US$400,000 (AUD$632,091) as an additional term advance in exchange for interest payable thereon at the rate described above. Additionally, as required in respect of each US$5.4 million (AUD $8.6 million) tranche of funding to be released under the above amendments agreed on December 20, 2024 (incorporating US$5 million (AUD$8.0 million) released by the OIC Investors and US$400,000 (AUD$642,024) released from the payment reserve fund under the New Debt Program), the OIC Investors (4.63%) and the Existing Lenders (0.37%) were issued penny warrants to purchase an aggregate number of shares equal to 5.0% of the Group’s shares outstanding, determined on a “Fully-Diluted Basis” in the same manner as applicable to the existing warrants previously issued to the OIC Investors, and otherwise containing substantially the same terms as the warrants issued to the OIC Investors in prior reserve releases.
Issuance of US$5 million (AUD$7.8 million) of Series 2025-A Notes and Warrants
On May 09, 2025, upon the satisfaction of the conditions to the release of a forth instalment of the aggregate of US$25 million (AUD$40.1 million) for which the conditions were agreed upon in December, US$5 million (AUD$8.0 million) was funded in exchange for interest payable thereon at the rate described above and the issuance to the OIC Investors of US$5 million (AUD$7.8 million) aggregate principal amount of Series 2025-A Notes, and the simultaneous release from the payment reserve fund of US$400,000 (AUD$625,356) as an additional term advance in exchange for interest payable thereon at the rate described above. Additionally, as required in respect of each US$5.4 million (AUD$5.4 million) tranche of funding to be released under the above amendments agreed on December 20, 2024 (incorporating US$5 million (AUD$7.8 million) released by the OIC Investors and US$400,000 (AUD$642,024) released from the payment reserve fund under the New Debt Program), the OIC Investors (4.63%) and the Existing Lenders (0.37%) were issued penny warrants to purchase an aggregate number of shares equal to 5.0% of the Group’s shares outstanding, determined on a “Fully-Diluted Basis” in the same manner as applicable to the existing warrants previously issued to the OIC Investors, and otherwise containing substantially the same terms as the warrants issued to the OIC Investors in prior reserve releases.
Since June 30, 2024, there have been a number of other amendments to the New Debt Program and OIC Financing, including changes to financial covenants under the New Debt Program and funding milestones under the OIC Financing, and there have been a number of waivers by the counterparties to the New Debt Program for various events of default, including relating to breaches of loan covenants and a milestone (or milestones) have been waived under the OIC Financing.
Receipt of notification letter from Nasdaq relating to non-compliance with listing requirement
On May 30, 2025, the Company received a notification letter (the “Letter”) from the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, based upon the Company's annual report on Form 20-F for the fiscal year ended June 30, 2024 which was filed with the Securities and Exchange Commission on May 14, 2025, the Company is not in compliance with the minimum stockholder’s equity requirement for continued listing set forth in Nasdaq Listing Rule 5450(b)(1)(A), which requires companies listed on the Nasdaq Global Select Market to maintain a minimum of $10,000,000 in stockholders’ equity for continued listing,

Carbon Revolution Public Limited Company
Directors’ report(continued)
or to meet the continued listing requirements under the alternative listing standards. The Letter has no immediate effect on the listing or trading of the Company’s ordinary shares or warrants on Nasdaq. The Letter stated that, under Nasdaq rules, the Company has 45 calendar days to submit a plan to regain compliance with the above rule or with the continued listing requirements under the alternative standards, and that if a plan is submitted and accepted, Nasdaq could grant the Company an exception of up to 180 calendar days from May 30, 2025, or until November 26, 2025, to regain compliance. If Nasdaq does not accept the Company’s plan, then the Company will have the opportunity to appeal that decision to a Nasdaq hearings panel.
Future developments
The directors do not anticipate that the activities of the Company and its subsidiaries will materially change in the foreseeable future.
Audit committee
As required by section 167(3) of the Companies Act 2014, the directors confirm that the Company has established an audit committee.
Accounting records
The measures taken by the directors to ensure compliance with the requirements of section 281 to 285 of the Companies Act 2014 with regard to keeping of accounting records, are the employment of appropriately qualified accounting personnel and the maintenance of computerised accounting systems. The company accounting records are maintained at the company registered office at:
10 Earlsfort Terrace, Dublin 2, D02 T380, Ireland
Subsidiaries
Information regarding subsidiaries is provided in Note 6.1 to the Consolidated Financial Statements and the business conducted by these subsidiaries is described above. See “Directors’ Report—principal activities.”
Directors compliance policy statements
We, the directors of the company who held office at the date of approval of these Financial Statements are responsible for securing the company's compliance with its relevant obligations; and we confirm that the following matters have been done under section 225(2) in fulfilling its responsibilities:
•
drawing up of a compliance policy statement setting out the company's policies (that, in our opinion, are appropriate to the company) respecting compliance by the company with its relevant obligations;

•	putting in place appropriate arrangements or structures (that, in our opinion) are, designed to secure material compliance with the company's relevant obligations; and
•	conducting a review during the financial year of any arrangements or structures that have been put in place.
Disclosure of information to the auditors
Each director has taken steps that they ought to have taken as a director in order to make themselves aware of any relevant audit information and to establish that the company's auditors are aware of that information. The directors confirm that there is no relevant information that they know of and of which they know the auditors are unaware
Independent Auditors to continue in office
The auditors, KPMG, was appointed during the period and have indicated their willingness to continue in office in accordance with section 383(2) of the Companies Act 2014.

Dale McKee	Matti Masanovich	June 6, 2025

Carbon Revolution Public Limited Company
Statement of directors’ responsibilities in respect of the director’s report and the financial statements
The directors are responsible for preparing the annual report and the financial statements in accordance with applicable law and regulations.
Company law requires the directors to prepare Group and Company financial statements for each financial year. prepare the Group financial statements in accordance with IFRS as adopted by the EU. The directors have elected to prepare the Company financial statements in accordance with FRS 101 Reduced Disclosure Framework and applicable law
Under company law the directors must not approve the Group and Company financial statements unless they are satisfied that they give a true and fair view of the assets, liabilities and financial position of the Group and Company and of the Group’s profit or loss for that year.
In preparing the Group and Company financial statements, the directors are required to:
•	select suitable accounting policies and then apply them consistently;
•	make judgements and estimates that are reasonable and prudent;
•	state whether applicable Accounting Standards have been followed, subject to any material departures disclosed and explained in the financial statements;
•	assess the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern; and
•	use the going concern basis of accounting unless they either intend to liquidate the Company or to cease operations, or have no realistic alternative but to do so.
The directors are responsible for keeping adequate accounting records which disclose with reasonable accuracy at any time the assets, liabilities, financial position of the Group and Company and the profit and loss of the Group and which enable them to ensure that the financial statements are prepared in accordance with the applicable accounting framework and comply with the provision of the Companies Act 2014. The directors are also responsible for taking all reasonable steps to ensure such records are kept by its subsidiaries which enable them to ensure that the financial statements of the Group comply with the provisions of the Companies Act 2014. They are responsible for such internal controls as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error, and have a general responsibility for safeguarding the assets of the Company and the Group, and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities. The directors are also responsible for preparing a directors’ report that complies with the requirements of the Companies Act 2014.
The directors are responsible for the maintenance and integrity of the corporate and financial information included on the Group’s and Company’s website https://investors.carbonrev.com/. Legislation in the Republic of Ireland concerning the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

June 6,2025
Dale McKee	Matti Masanovich
Director	Director

Carbon Revolution Public Limited Company
Independent auditor’s report to the members of Carbon Revolution Public Limited Company

KPMG Audit 1 Stokes Place St. Stephen’s Green Dublin 2 D02 DE03 Ireland

Report on the audit of the financial statements
Opinion
We have audited the financial statements of Carbon Revolution Public Limited Company (‘the Company’) and its consolidated undertakings (‘the Group’) for the year ended 30 June 2024, which comprise the Consolidated Statement of Profit or Loss and Other Comprehensive Income, Consolidated and Company Statements of Financial Position, Consolidated and Company Statements of Changes in Equity, Consolidated Statement of Cash Flows and related notes, including the material accounting policies set out in note 1.
The financial reporting framework that has been applied in the preparation of the Group financial statements is Irish Law and International Financial Reporting Standards (IFRS) as adopted by the European Union and, as regards the Company financial statements, Irish Law and FRS 101 Reduced Disclosure Framework issued in the United Kingdom by the Financial Reporting Council.
In our opinion:
•	the financial statements give a true and fair view of the assets, liabilities and financial position of the Group and Company as at 30 June 2024 and of the Group’s loss for the year then ended;
•	the Group financial statements have been properly prepared in accordance with IFRS as adopted by the European Union;
•	the Company financial statements have been properly prepared in accordance with FRS 101 Reduced Disclosure Framework issued by the UK’s Financial Reporting Council; and
•	the Group and Company financial statements have been properly prepared in accordance with the requirements of the Companies Act 2014.
Basis for opinion
We conducted our audit in accordance with International Standards on Auditing (Ireland) (ISAs (Ireland)) and applicable law. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the audit of the financial statements section of our report. We have fulfilled our ethical responsibilities under, and we remained independent of the Group in accordance with ethical requirements that are relevant to our audit of financial statements in Ireland, including the Ethical Standard issued by the Irish Auditing and Accounting Supervisory Authority (IAASA), as applied to listed entities.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.
Other matter – Prior period financial statements
We note that the prior period financial statements were not audited. Consequently, ISAs (Ireland) require the auditor to state that the corresponding figures contained within these financial statements are unaudited. Our opinion is not modified in respect of this matter.
KPMG, an Irish partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG
International Limited, a private English company limited by guarantee

Material uncertainty related to going concern
We draw attention to Note 1.3 in the financial statements, which indicates that the Group incurred a net loss during the year and is in a net liability position as at the year end and that the Group expects to incur net losses and negative cash flows from operating activities in accordance with its operating plan over the next twelve months from signing date. As stated in Note 1.3, these events or conditions, indicate that a material uncertainty exists that may cast significant doubt on the Group and the Company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.
The risk
Significant judgement is involved in the director’s conclusion that risks and circumstances described in note 1.3 to the financial statements represent a material uncertainty over the ability of the Group and Company to continue as a going concern for a period of at least one year from the date of approval of the financial statements.
Clear and full disclosure of the facts and the directors’ rationale for the use of the going concern basis of preparation, including that there is a related material uncertainty, is a key financial statement disclosure and so was the focus of our audit in this area.
Auditing standards require that to be reported as a key audit matter. In auditing the financial statements, we have concluded that the director’s use of the going concern basis of accounting in the preparation of the financial statements is appropriate.
How the risk was addressed in our audit
Our evaluation of the director’s assessment of the Group and Company’s ability to continue to adopt the going concern basis of accounting included:
•	Obtaining an understanding of management’s process to prepare cash flow forecasts for the going concern model.
•	Evaluating the reliability of the underlying data (incorporating financing commitments) used to build the model.
•	Performing analytical reviews on Operating, Investing and Financing Cashflows within the forecast period to actual results realised.
•	Engaging a Modelling Specialist to review the integrity of key risk areas identified in the model.
•
Reading underlying agreements relevant to management’s cash flow initiatives to evaluate the conditions set forth in the agreements that must be complied with by the Group and assessing the Group’s ability to meet these conditions during the going concern assessment period based on forecast performance.

•	Meeting with Orion Infrastructure Partners (OIC) regarding historic and ongoing funding support.
•	Performing sensitivity analysis on management’s forecasts.
•	Assessing covenant compliance for a 12-month forward period from the expected signing of the consolidated financial statements.
•	Assessing the appropriateness of the going concern disclosures in the notes to the consolidated financial statements.
•	Assessing events which have occurred subsequent to year-end to consider the impact of these events.
Based on the audit evidence obtained, we found management’s conclusion that the financial statements should be prepared on a going concern basis, including a description of a material uncertainty, to be reasonable. We found the disclosure of the material uncertainty to be appropriate in the circumstances.
Our responsibilities and the responsibilities of the directors with respect to going concern are described in the relevant sections of this report.

Detecting irregularities including fraud
We identified the areas of laws and regulations that could reasonably be expected to have a material effect on the financial statements and risks of material misstatement due to fraud, using our understanding of the entity's industry, regulatory environment and other external factors and inquiry with the directors. In addition, our risk assessment procedures included:
•
Inquiring with the directors and other management as to the Group and Company’s policies and procedures regarding compliance with laws and regulations, identifying, evaluating and accounting for litigation and claims, as well as whether they have knowledge of non-compliance or instances of litigation or claims.

•
Inquiring of directors and inspection of policy documentation as to the Group and Company’s high-level policies and procedures to prevent and detect fraud, as well as whether they have knowledge of any actual, suspected or alleged fraud.

•	Inquiring of directors regarding their assessment of the risk that the financial statements may be materially misstated due to irregularities, including fraud.
•	Reading Board, audit committee and remuneration committee minutes.
•	Considering remuneration incentive schemes and performance targets for management.
•	Performing planning analytical procedures to identify any unusual or unexpected relationships.
We discussed identified laws and regulations, fraud risk factors and the need to remain alert among the audit team.
Firstly, the Group and Company are subject to laws and regulations that directly affect the financial statements including companies and financial reporting legislation We assessed the extent of compliance with these laws and regulations as part of our procedures on the related financial statement items, including assessing the financial statement disclosures and agreeing them to supporting documentation when necessary.
Secondly, the Group and Company are subject to many other laws and regulations where the consequences of non-compliance could have a material effect on amounts or disclosures in the financial statements, for instance through the imposition of fines or litigation We identified the following areas as those most likely to have such an effect: health and safety, anti-bribery, employment law, environmental law, regulatory capital and liquidity and NASDAQ reporting requirements.
Auditing standards limit the required audit procedures to identify non-compliance with these non-direct laws and regulations to inquiry of the directors and other management and inspection of regulatory and legal correspondence, if any. These limited procedures did not identify actual or suspected non-compliance.
We assessed events or conditions that could indicate an incentive or pressure to commit fraud or provide an opportunity to commit fraud. As required by auditing standards, we performed procedures to address the risk of management override of controls and the risk of fraudulent revenue recognition. We identified a fraud risk in relation to the Group revenue in respect of performance obligations satisfied over time and also for performance obligations satisfied at a point in time.
In response to the fraud risks, we also performed procedures including:
•	Identifying journal entries to test based on risk criteria and comparing the identified entries to supporting documentation.
•	Evaluating the business purpose of significant unusual transactions.
•	Assessing significant accounting estimates for bias.
•	Assessing the disclosures in the financial statements.
Owing to the inherent limitations of an audit, there is an unavoidable risk that we may not have detected some material misstatements in the financial statements, even though we have properly planned and performed our audit in accordance with auditing standards. For example, the further removed non-compliance with laws and regulations (irregularities) is from the events and transactions reflected in the financial statements, the less likely the inherently limited procedures required by auditing standards would identify it.

In addition, as with any audit, there remains a higher risk of non-detection of irregularities, as these may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls. We are not responsible for preventing non-compliance and cannot be expected to detect non-compliance with all laws and regulations.
Key audit matters: our assessment of risks of material misstatement
Key audit matters are those matters that, in our professional judgement, were of most significance in the audit of the financial statements and include the most significant assessed risks of material misstatement (whether or not due to fraud) identified by us, including those which had the greatest effect on: the overall audit strategy; the allocation of resources in the audit; and directing the efforts of the engagement team. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.
In addition to the matter described in the material uncertainty related to going concern section, in arriving at our audit opinion above, the additional key audit matter for the Group is outlined below:
Group key audit matters
Impairment of the Group’s Cash Generating Unit ($103m)
Refer to Note 3.5.1 and 3.5.2 (accounting policy and financial disclosures)

The key audit matter	How the matter was addressed in our audit

The Group has one cash generating unit which has been identified as the Group's wheel manufacturing operations in Australia. The Group performed an impairment assessment at year-end due to the the low market value of the Group and the continued loss making position.
There is a significant risk of error relating to the valuation of the assets in the cash generating unit because the determination of whether an impairment exists and the amount of any loss requires the exercise of significant judgement relating to the future cashflows of these projects.
For the reasons outlined above the engagement team determine this matter to be a key audit matter.

Our audit procedures included
•
Challenging the existence and completeness of impairment indicators, understanding the impact on the use and value of assets.
•
Testing valuation model and underlying key assumptions, reasonableness of valuation methodology and data inputs, including:
•
Evaluating management’s identification of Cash Generating Units (CGUs);
•
Evaluating the reliability of cash flow forecasts by performing a retrospective review of the prior year cash flow forecasts and post year end cash flow forecasts and comparing to the actual cash flows generated during the current year and subsequent to period end respectively, and to the relevant support including internal and external evidence available.
•
Performing sensitivity analysis on the future cash flows, growth and discount rates.
•
Due to the judgement involved, specialists were engaged to assist in determining the reasonableness of the discount rate and the long-term growth rate used in the value in use models.
•
Assess the appropriateness of the disclosures in the consolidated financial statements..
Based on evidence obtained, we found that the key
assumptions used in the calculations of the value in use were within a reasonable range and supported the impairment recognised of $103m and the related disclosures in respect of the impairment to be appropriate.

Company key audit matter
Impairment over the Company’s investment in subsidiaries - $53m
Refer to Note 3.1.1 (accounting policy) and Note 3 (financial disclosures)

The key audit matter	How the matter was addressed in our audit

The investment in subsidiaries are carried in the Company’s financial statements at cost less any impairment. As the carrying value of the cash generating unit was separately subject to an impairment review as noted above, the carrying value of the investments in subsidiaries was considered to give rise to a risk of material misstatement.
As mentioned above, due to the low market value of the company, the continued loss making position, impairments recorded in the cash generating unit and the materiality of the investments in the context of the Company financial statements, this was the area that had the greatest focus of our overall audit of the Company financial statements.
For the reasons outlined above the engagement team determine this matter to be a key audit matter.

Our audit procedures included among other things:
•
Obtaining an understanding of managements process to the assessment of investments in subsidiaries for potential impairment;
•
Considering the audit work performed in the current year on the recoverability of the cash generating unit; and
•
Comparing the carrying value of the investments to the net assets of the subsidiaries.
As a result of management’s impairment review, an
impairment charge of $53m by the Company was recorded in the year ended 30 June 2024. Based on procedures we performed, we considered that the impairment of the investment in subsidiaries is reasonable.

Our application of materiality and an overview of the scope of our audit
Materiality for the Group financial statements and Company financial statements as a whole was set at $2m and $0.02m respectively, determined with reference to benchmarks of loss before tax and total assets respectively (of which it represents 2.3% and 0.75% respectively.
We consider loss before tax to be the item of most interest to the users of the Group’s financial statement in assessing its financial performance for the year.
Performance materiality for the Group financial statements and Company financial statements as a whole was set at $1.3m and €0.01m respectively, determined with reference to benchmarks of of materiality (of which it represents 65%).
In applying our judgement in determining performance materiality, we considered a number of factors including it being an initial audit engagement.
We applied materiality to assist us determine what risks were significant risks and the procedures to be performed. We applied materiality to assist us planning and performing the audit, determining what risks were significant risks and the procedures to be, in evaluating the effect of identified misstatements on the audit and in forming our audit opinion.
We reported to the Audit Committee any corrected or uncorrected identified misstatements exceeding $0.1m and $0.001m for the Group and Company respectively, in addition to other identified misstatements that warranted reporting on qualitative grounds.
Our audit was undertaken to the materiality level specified above and was all performed by a single engagement team overseen by KPMG Dublin. In total, we identified 4 components, having considered the Group’s legal and operational structure and two components were subject to audit procedures.
Other information
The directors are responsible for the other information presented in the Annual Report together with the financial statements. The other information comprises the information included in the directors’ report. The financial statements and our auditor’s report thereon do not comprise part of the other information. Our opinion on the financial statements does not cover the other information and, accordingly, we do not express an audit opinion or, except as explicitly stated below, any form of assurance conclusion thereon.

Our responsibility is to read the other information and, in doing so, consider whether, based on our financial statements audit work, the information therein is materially misstated or inconsistent with the financial statements or our audit knowledge. Based solely on that work we have not identified material misstatements in the other information.
Based solely on our work on the other information undertaken during the course of the audit, we report that:
•	we have not identified material misstatements in the directors’ report;
•	in our opinion, the information given in the directors’ report is consistent with the financial statements; and
•
in our opinion, those parts of the directors’ report specified for our review, which does not include sustainability reporting when required by Part 28 of the Companies Act 2014, have been prepared in accordance with the Companies Act 2014.

Our opinions on other matters prescribed by the Companies Act 2014 are unmodified
We have obtained all the information and explanations which we consider necessary for the purposes of our audit.
In our opinion the accounting records of the Company were sufficient to permit the financial statements to be readily and properly audited and the financial statements are in agreement with the accounting records.
We have nothing to report on other matters on which we are required to report by exception
The Companies Act 2014 requires us to report to you if, in our opinion, the disclosures of directors’ remuneration and transactions required by Sections 305 to 312 of the Act are not made. We have nothing to report in this regard.
Respective responsibilities and restrictions on use
Responsibilities of directors for the financial statements
As explained more fully in the directors’ responsibilities statement set out on page 12 the directors are responsible for: the preparation of the financial statements including being satisfied that they give a true and fair view; such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error; assessing the Group and Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern; and using the going concern basis of accounting unless they either intend to liquidate the Group or the Company or to cease operations, or have no realistic alternative but to do so.
Auditor’s responsibilities for the audit of the financial statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (Ireland) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.
A fuller description of our responsibilities is provided on IAASA’s website at https://iaasa.ie/publications/description-of-the-auditors-responsibilities-for-the-audit-of-the-financial-statements/.

The purpose of our audit work and to whom we owe our responsibilities
Our report is made solely to the Company’s members, as a body, in accordance with Section 391 of the Companies Act 2014. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members, as a body, for our audit work, for this report, or for the opinions we have formed.
6 June 2025

Michael Gibbons
for and on behalf of
KPMG
Chartered Accountants, Statutory Audit Firm
1 Stokes Place
St. Stephen's Green
Dublin 2
D02 DE03

Carbon Revolution Public Limited Company
Consolidated Statements of Profit or Loss and
Other Comprehensive Income For the Years
Ended June 30, 2024 and 2023

	Note	2024 AU $’000	2023 AU $’000
Sale of wheels		67,560	37,477
Engineering services		2,569	530
Sale of tooling		1,330	253
Revenue	2.1	71,459	38,260
Cost of goods sold	3.2.1	(98,523)	(55,094)
Impairment of assets	3.5	(83,745)	—
Gross loss		(110,809)	(16,834)
Other income	2.2	2,148	3,096
Operational expenses		(3,782)	(2,997)
Research and development expenses	2.4	(36,102)	(16,180)
Administrative expenses		(18,084)	(14,566)
Marketing expenses		(1,760)	(1,494)
Capital raising transaction costs	4.7	(31,584)	(24,746)
Finance costs	2.4	(30,100)	(5,502)
Finance income	2.6	8,990	—
Loss before income tax expense		(221,083)	(79,223)
Income tax expense	5.1	—	—
Loss for the year		(221,083)	(79,223)
Other comprehensive income / (loss)
Items that may be reclassified subsequently to the Consolidated Statements of Profit or Loss and Other Comprehensive Income:
Foreign currency translation differences – foreign operations		303	(62)
Other comprehensive income / (loss)		303	(62)
Total comprehensive loss for the year		(220,780)	(79,285)
Earnings per share
Basic (dollars)	2.5	$(117.61)	$(59.20)
Diluted (dollars)	2.5	$(117.61)	$(59.20)

The accompanying notes form an integral part of these financial statements

Carbon Revolution Public Limited Company
Consolidated Statements of Financial Position
As of June 30, 2024 and 2023

	Note	June 30, 2024 AU $’000	June 30, 2023 AU $’000
Current assets
Other current assets		2,193	378
Inventories	3.2	28,836	22,173
Contract assets	2.1	13,952	8,239
Receivables	3.1	8,538	6,430
Restricted trust fund	4.1.1	674	14,677
Cash and cash equivalents	4.1	3,705	19,582
Total current assets		57,898	71,479
Non-current assets
Restricted trust fund	4.1.1	7,001	—
Property, plant and equipment	3.3	—	62,638
Right-of-use assets	3.4	—	7,446
Intangible assets	3.5	—	16,774
Total non-current assets		7,001	86,858
Total assets		64,899	158,337
Current liabilities
Payables	3.6	45,247	15,474
Borrowings	4.2	14,013	13,829
Lease liability	3.4	705	645
Contract liabilities	2.1	1,102	748
Deferred income	3.7	2,114	1,919
Provisions	3.8	4,359	12,957
Total current liabilities		67,540	45,572
Non-current liabilities
Borrowings	4.2	140,853	70,833
Payables	3.6	15,193	—
Derivative liability	4.2	531	—
Lease liability	3.4	7,061	7,368
Contract liabilities	2.1	4,527	1,755
Deferred income	3.7	13,323	15,235
Provisions	3.8	2,834	1,843
Total non-current liabilities		184,322	97,034
Total liabilities		251,862	142,606
Net (liabilities) / assets		(186,963)	15,731
Equity (Deficit)
Contributed equity	4.4	—	—
Warrants		7,504	—
Reserves	4.6	1,990	7,166
Accumulated losses		(196,457)	8,565
Total equity (deficit)		(186,963)	15,731

Dale McKee	Matti Masanovich	June 6, 2025
Director	Director

The accompanying notes form an integral part of these financial statements

Carbon Revolution Public Limited Company
Consolidated Statements of Changes in Equity (Deficit)
For the years ended June 30, 2024 and 2023

	Note	Share Capital* AU $’000	Share Premium* AU $’000	Warrants AU $’000	Share buyback reserve AU $’000	Share based payment reserve AU $’000	Accumulated losses* AU $’000	Foreign currency translation reserve AU $’000	Total equity (deficit) AU $’000
Balance as of July 1, 2022		—	—	—	(311)	7,214	85,178	(156)	91,925
Loss after tax for the year		—	—	—	—	—	(79,223)	—	(79,223)
Other comprehensive loss for the year		—	—	—	—	—	—	(62)	(62)
Total comprehensive loss for the year		—	—	—	—	—	(79,223)	(62)	(79,285)
Transactions with owners in their capacity as owners
Share options exercised	6.7	—	—	—	—	481	2,610	—	3,091
Total transactions with owners in their capacity as owners		—	—	—	—	481	2,610	—	3,091
Balance as of June 30, 2023		—	—	—	(311)	7,695	8,565	(218)	15,731
Balance as of July 1, 2023		—	—	—	(311)	7,695	8,565	(218)	15,731
Loss after tax for the year		—	—	—	—	—	(221,083)	—	(221,083)
Other comprehensive income for the year		—	—	—	—	—	—	303	303
Total comprehensive income / (loss) for the year		—	—	—	—	—	(221,083)	303	(220,780)
Transactions with owners in their capacity as owners
Share options exercised	6.7	—	—	—	—	(886)	886	—	—
Equity-settled share-based payment		—	—	—	—	(410)	—	—	(410)
Cancellation of share-based payment plans		—	—	—	311	(4,802)	4,491	—	—
Settlement of share-based payment with cash alternative		—	—	—	—	(1,597)	—	—	(1,597)
Equity-settled share-based payment to non-employee		—	—	—	—	1,905	—	—	1,905
Acquisition transaction	6.7	—	10,684	—	—	—	—	—	10,684
Capital reduction	6.7	—	(10,684)	—	—	—	10,684	—	—
Issue of warrants		—	—	7,504	—	—	—	—	7,504
Total transactions with owners in their capacity as owners		—	—	7,504	311	(5,790)	16,061	—	18,086
Balance as of June 30, 2024		—	—	7,504	—	1,905	(196,457)	85	(186,963)

*	Comparative periods have been re-stated with the capital structure of Carbon Revolution PLC being the continuing legal parent. Refer to note 6.7.
The accompanying notes form an integral part of these financial statements

Carbon Revolution Public Limited Company
Consolidated Statements of Cash Flows
For the years ended June 30, 2024 and 2023

	Note	2024 AU $’000	2023 AU $’000
Cash flow from operating activities
Receipts from customers		66,724	45,742
Receipt of grants and research and development incentives		202	15,446
Payments to suppliers and employees		(114,049)	(80,215)
Interest received		202	61
Capital raising transaction costs		(11,712)	(9,030)
Borrowing costs		(9,025)	(20,676)
Finance costs		(9,187)	(3,810)
Net cash used in operating activities	4.1.2	(76,845)	(52,482)
Cash flow from investing activities
Payments for property, plant and equipment		(19,632)	(13,082)
Payments for intangible assets		(5,446)	(4,874)
Sale proceeds from sale of property, plant and equipment		2	3
Net cash used in investing activities		(25,076)	(17,953)
Cash flow from financing activities
Proceeds from third party borrowings		107,953	124,963
Repayment of third-party borrowings		(30,512)	(43,212)
Reclassification (to)/from restricted trust fund	4.1.1	7,002	(14,677)
Capital raising transaction costs		—	—
Proceeds from capital reorganization	6.7	1,085	—
Repayment of lease liability		(418)	(604)
Net cash provided by financing activities		85,110	66,470
Net decrease in cash and cash equivalents held		(16,811)	(3,965)
Cash and cash equivalents at beginning of financial year		19,582	22,693
Effects of exchange rate changes on cash and cash equivalents		934	854
Cash and cash equivalents at end of financial year		3,705	19,582

The accompanying notes form an integral part of these financial statements

Notes to the Financial Statements
For the years ended June 30, 2024 and 2023
1.	Basis of preparation
1.1	Corporate information
This note sets out the accounting policies adopted by Carbon Revolution Public Limited Company (“Carbon Revolution PLC” or “the Company”) and its consolidated entities, collectively known as “Carbon Revolution”, the “consolidated entity” or the “Group” in the preparation and presentation of the financial statements. Where an accounting policy is specific to one note, the policy is described within the note to which it relates.
The financial statements were authorized for issue by the directors as of June 6, 2025.
Carbon Revolution PLC is a public company limited by shares and is incorporated and domiciled in Ireland. The register number of the company is 607450. Its principal activity is the holding company for the Carbon Revolution group of companies which undertake the manufacture and sale of carbon fiber wheels, as well as research and development projects relating to carbon fiber wheel technology.
The address of Carbon Revolution PLC’s registered office is 10 Earlsfort Terrace, Dublin 2, D02 T380, Ireland. Carbon Revolution PLC’s principal place of business is Building Nr, 75 Pigdons Road, Waurn Ponds VIC 3216, Australia.
The Capital Reorganization
On November 3, 2023 (the “Closing Date”), Twin Ridge Capital Acquisition Corp., a Cayman Islands exempted company (“Twin Ridge”), Carbon Revolution PLC (formerly known as Poppetell Limited), a public limited company incorporated in Ireland with registered number 607450, Carbon Revolution Limited, an Australian proprietary limited company with Australian Company Number (ACN) 128 274 653 (formerly a public company listed on the Australian Securities Exchange and now named Carbon Revolution Pty Ltd) (“Carbon Revolution Limited”) and Poppettell Merger Sub, a Cayman Islands exempted company and wholly-owned subsidiary of Carbon Revolution PLC (“MergerSub”), consummated the capital reorganization (the “Transaction”) pursuant to the terms of a Business Combination Agreement, dated November 29, 2022, as amended or supplemented from time to time, pursuant to which, among other things, Twin Ridge merged with and into MergerSub, with MergerSub surviving as a wholly-owned subsidiary of Carbon Revolution PLC, with shareholders of Twin Ridge receiving Ordinary Shares of Carbon Revolution PLC, par value US $0.0001 (“Ordinary Shares”), in exchange for their existing Twin Ridge ordinary shares and existing Twin Ridge warrant holders having their warrants automatically exchanged by Carbon Revolution PLC of the obligations under such warrants, including to become exercisable in respect of Ordinary Shares instead of Twin Ridge ordinary shares (the “Capital Reorganization”). In addition, Twin Ridge, Carbon Revolution Limited and Carbon Revolution PLC implemented a scheme of arrangement under Part 5.1 of the Australian Corporations Act 2001 (Cth) and a capital reduction under Part 2J.1 of the Corporations Act 2001 (Cth) in accordance with the Scheme Implementation Deed, dated as of November 30, 2022, as amended or supplemented from time to time (the “Scheme Implementation Deed”, which resulted in all shares of Carbon Revolution Limited being canceled in return for consideration, with Carbon Revolution Limited issuing one share to Carbon Revolution PLC (resulting in Carbon Revolution Limited becoming a wholly-owned subsidiary of Carbon Revolution PLC) and Carbon Revolution PLC issuing Ordinary Shares to the shareholders of Carbon Revolution Limited. In addition, Carbon Revolution PLC undertook a capital reduction under Irish law immediately after the issuance of ordinary shares to consummate the Transaction and issuance of preference shares to Orion Infrastructure Capital (“OIC”). The capital reduction was undertaken for no consideration to shareholders. Refer to Note 6.7 for the details of the Transaction and Note 4.4 for the changes in issued capital that occurred during the period.
For financial reporting purposes, on completion of the Capital Reorganization, the historical consolidated financial statements of Carbon Revolution Limited became the historical consolidated financial statements of Carbon Revolution PLC and its subsidiaries as a continuation of the predecessor. The capital structure presented for the year ended June 30, 2024 is that of Carbon Revolution PLC. During the year ended June 30, 2024, Carbon Revolution Limited was delisted from the Australian Securities Exchange on November 6, 2023 and subsequently converted to a proprietary limited company under Australian corporate law and as of June 30, 2024 is known as Carbon Revolution Pty Ltd. Refer to Note 6.7 for the details of the Transaction and Note 4.4 for the changes in issued capital that occurred during the period.

Notes to the Financial Statements
For the years ended June 30, 2024 and 2023
1.2	Basis of preparation
These consolidated financial statements have been prepared in accordance with IFRSs as adopted by the European Union which comprise standards and interpretations approved by the International Accounting Standards Board (IASB). The consolidated financial statements have been prepared under the historical cost convention except for certain warrants which are measured at fair value through the Profit and loss. The consolidated financial statements are presented in Australian dollars which is also the functional currency of its Australian subsidiaries including Carbon Revolution Pty Ltd (formerly Carbon Revolution Limited) which was the parent of the Carbon Revolution consolidated group in 2023. References to Carbon Revolution Limited and Carbon Revolution Pty Limited in the financial statements are to the former Australian incorporated parent of the consolidated Carbon Revolution group. The functional currency of Carbon Revolution PLC is the United States dollar. All amounts have been rounded to the nearest thousand, unless otherwise stated.
1.3	Going concern
The going concern basis of preparation assumes that the Group will continue in operation one year after the date these consolidated financial statements are issued and will be able to realize assets and discharge liabilities and commitments in the normal course of business. The consolidated financial statements do not include any adjustments to the carrying amounts and classification of assets, liabilities, and reported revenue and expenses that may be necessary if these financial statements were prepared on an alternative basis, which would be required in the event that the Group is unable to continue as a going concern.
The Group has incurred losses since inception, incurred a consolidated net loss of $221.1 million, $118.5 million before impairment (2023: $79.2 million) and used $76.8 million (2023: $52.5 million) of cash in operating activities during the year ended June 30, 2024 and has a consolidated net current liability position at June 30, 2024 of $9.6 million (2023: consolidated net current asset position: $25.9 million).
The Group expects to continue to incur net losses and negative cash flows from operating activities in accordance with its operating plan over the next twelve months from signing date. However, the Group expects that unit production costs will continue to reduce as new wheel programs are introduced and other planned efficiency measures are implemented, and the Group expects capital costs related to the capacity build of the Australian plant will reduce in the next twelve months from signing date as the current phase of capacity expansion at the Australian plant has been substantially completed.
As an early-stage growth company, the Group's ability to access additional capital is critical to fund operating losses, finalise the development and launch of awarded wheel programs and complete the current phase of expansion of manufacturing facilities to scale up production capacity. As the Group’s current level of cash and cash equivalents and other committed funding sources are not sufficient to execute our business plan, failure to achieve management’s forecast performance or obtain additional financing will have a material, adverse impact on our business operations including developing, launching and producing new wheel programs and satisfying obligations as they become due.
The Group’s principal sources of liquidity at signing date are:
•	Ongoing support from PIUS and OIC of US$11.4 million (A$17.4 million), including:
•	conditional access to US$5 million (A$7.6 million) of capital under the OIC financing arrangements (as per Notes 4 and 6);
•	conditional access to US$0.4 million (A$0.7 million) of capital under the PIUS financing arrangement (as per Notes 4 and 6);
•	moving from cash paid interest to Payment in Kind (“PIK”) interest from July 2025 to December 2025, which is worth approximately US$6m (A$9.1 million)
•
OIC also has US$15million (A$22.7 million) of further funds available for investment in the Group, currently earmarked for future expansion opportunities. If the Group did require near term assistance after exhausting all other reasonable sources of liquidity, OIC may repurpose these funds to support the Group’s short-term liquidity needs, subject to OIC’s approval at the time.

•	Its unrestricted cash balance of A$ 1.5 million at April 30, 2025;

Notes to the Financial Statements
For the years ended June 30, 2024 and 2023
•	Access to capital through the issuance of debt or equity securities via public or private placement; and
•	Access to capital under the Committed Equity Facility (“CEF”).
As a result of our recurring losses from operations, accumulated deficit and projected capital needs, significant doubt exists regarding the Group’s ability to continue as a going concern for at least one year after the issuance date of these consolidated financial statements.
The Group’s ability to continue as a going concern is contingent upon successful execution of the Group’s intended plan over the next twelve months from signing date to improve liquidity and working capital. This plan relates to initiatives that were agreed upon for the next twelve months from signing date and includes, but is not limited to:
•
Satisfying the conditions necessary to access the remaining US$5 million (A$7.6 million) of OIC funds and US$0.4 million (A$0.7 million) PIUS funds, along with moving from cash interest to PIK interest in the second half of CY25;

•	Achieving forecast production levels, sales mix and pricing;
•	Reducing unit costs, reducing fixed overheads and limiting non-contracted capital expenditures in accordance with cost reduction initiatives;
•
Securing agreement for ongoing deferral of previously agreed transaction costs deferrals from the capital reorganization (as per Note 3.6.1) amounting to a total of US$15.0 million (A$22.5 million). Under an agreement the Group had reached with these creditors to delay payment, US$5 million (A$7.6 million) was payable in November 2024, with the remainder to be paid from the proceeds of certain fundraising transactions or on a straight line basis over 5 years (depending on the option selected by the supplier). The US$5 million (A$7.6 million) payment was not made in November 2024 and a further US$10.0 million (A$15.0 million) is now payable or payable in twelve months from signing date, unless the relevant suppliers agree to or accept further deferral of the transaction costs for at least twelve months from signing date and until sufficient cashflow can be generated from operations or alternative sources of funding are obtained to pay down these debts;

•	Ongoing support from suppliers and customers in the form of favourable payment terms and bailment arrangements;
•
Successful outcome of claims which the Group has made or plans to make against customers primarily associated with ordered volumes that are below the volumes which the Group was required to build and reserve capacity for under its customer contracts, and cancellation of a wheel program; and

•	Raising capital to fund operations through the issuance of debt or equity securities via public or private placement (including through the CEF).
In addition to successfully achieving these initiatives, it is also critical that the Group complies with the New Debt PIUS loan covenants and OIC financing milestones and continues to receive support from suppliers and customers through favourable payment terms and extension of customer bailment arrangements.
Under current arrangements, the Group is due to commence making repayments of principal in relation to its loan facilities in June 2026. The Group is currently forecasting that it will not be generating sufficient cash to make these repayments and as such the repayment terms will require renegotiation of its debt financing arrangements or a new facility put in place with extended repayment terms.
There is significant doubt that the Group will be successful in achieving these initiatives.
As a result, the circumstances noted above indicate the existence of a material uncertainty that may cast significant doubt on the entity’s ability to continue as a going concern and that the company may, as a consequence, be unable to realise its assets and discharge its liabilities in the normal course of business.
Furthermore, recent macroeconomic market conditions, particularly impacting automotive manufacturers in the USA and their suppliers, and the implementation of tariffs on goods imported into the USA may negatively impact the demand for the Group’s products, or its commercial arrangements with its customers which may have a detrimental effect in the Group’s operations and financial position.

Notes to the Financial Statements
For the years ended June 30, 2024 and 2023
There can be no assurance that the Group will be able to obtain the financing needed to achieve its goals on acceptable terms or at all. Additionally, any equity or equity linked financings would likely have a dilutive effect on the holdings of existing stockholders.
1.4	Basis of consolidation
Controlled entities
The consolidated financial statements comprise the financial statements of Carbon Revolution PLC and of its subsidiaries as of the reporting date. Carbon Revolution PLC controls an entity when it is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.
The financial statements of subsidiaries are prepared for the same reporting period as the parent entity, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies which may exist. Subsidiaries are consolidated from the date on which control is established and are de-recognized from the date that control ceases.
All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of Carbon Revolution are eliminated in full upon consolidation.
Any changes in Carbon Revolution’s ownership interests in subsidiaries that do not result in Carbon Revolution losing control over the subsidiaries are accounted for as equity transactions.
Foreign currency translation
The Company has overseas subsidiaries in the United States of America (“US”) and Australia. The functional currency of the Company is the United States dollar. The functional currency of its subsidiaries are the local currency being the United States dollar or Australian dollar based on the country in which each subsidiary is domiciled.
The results and financial position of all of Carbon Revolution’s entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
•	assets and liabilities are translated at the closing rate at the reporting date; and
•
income and expenses are translated at average exchange rates throughout the course of the year (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rates on the dates of the transactions); and

•	all resulting exchange differences are recognized in other comprehensive income and accumulated in the foreign currency translation reserve, a separate component of equity.
The presentation currency of the consolidated financial statements is the Australian dollar.
1.5	Significant accounting judgements, estimates and assumptions
In preparing these consolidated financial statements, management has made judgements, estimates and assumptions that affect the application of Carbon Revolution’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively. The significant judgements made by management in applying Carbon Revolution’s accounting policies and the key sources of estimation uncertainty are outlined in detail within the specific note to which they relate.
Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are included in the following notes.

Note 3.2 Inventories	Note 3.5 Intangible assets
Note 3.3 Property, plant and equipment	Note 3.7 Deferred income

Notes to the Financial Statements
For the years ended June 30, 2024 and 2023
1.6	Sales Taxes
Sales taxes being Goods and Services Tax (“GST”) in Australia and Value Added Tax (“VAT”) in Ireland is recognized in these financial statements as follows:
1.	Revenues, expenses and assets are recognized net of the amount of associated GST, unless the GST incurred is not recoverable from the Australian taxation authority;
2.	Receivables and payables are stated inclusive of the amount of GST receivable or payable;
3.	The net amount of GST recoverable from, or payable to, the Australian taxation authority is included with other receivables or payables in the Consolidated Statements of Financial Position;
4.	Cash flows are presented on a gross basis. The GST components of cash flows arising from investing and financing activities are presented as operating cash flows; and
5.	Commitments are disclosed net of GST.
6.	The Company did not incur material VAT amounts as it did not undertake any trading in Ireland during FY24.
7.	The Company did not incur material sales tax amounts as it did not undertake any trading in United States during FY24.
1.7	Reclassification
Certain reclassifications have been made to the prior years’ consolidated financial statements of Carbon Revolution Pty Limited to conform to the current year’s presentation. These reclassifications had no impact on net loss, shareholders’ (deficit) equity, or cash flows as previously reported.
2	Operating performance
Revenue is recognized either at a point in time or over time, when (or as) Carbon Revolution satisfies performance obligations by transferring the promised goods or services to its customers, regardless of when the payment is received. Revenue is measured at the fair value of consideration received or receivable, taking into account contractually defined terms of payment and excluding taxes or duty. Carbon Revolution has concluded that it is the principal in all of its revenue arrangements since it is the primary obligor in all the revenue arrangements, has pricing discretion, and is also exposed to inventory and credit risks.
2.1	Revenue from contracts with customers

Disaggregation of revenue	2024 $’000	2023 $’000
External revenue by product lines
Sale of wheels	67,560	37,477
Engineering services	2,569	530
Sale of tooling	1,330	253
Total Revenue	71,459	38,260

	2024 $’000	2023 $’000
External revenue by timing of revenue
Goods transferred at a point in time	12,307	18,885
Goods transferred over time	55,253	18,592
Services transferred at a point in time - tooling	1,330	253
Services transferred over time
- Engineering	2,569	530
- Tooling	—	—
Total revenue	71,459	38,260

Notes to the Financial Statements
For the years ended June 30, 2024 and 2023

	2024 $’000	2023 $’000
Contract Assets
Opening balance	8,239	5,909
Additions	50,849	24,821
Utilization of prepayment	15,921	—
Advance payments	(30,212)	(13,064)
Transfer to trade receivables	(30,845)	(9,427)
Total contract assets	13,952	8,239

	2024 $’000	2023 $’000
Contract liabilities
Opening balance	2,503	781
Additions	7,025	2,505
Revenue recognized	(3,899)	(783)
Total Contract liabilities	5,629	2,503
Contract liability – current	1,102	748
Contract liability – non current	4,527	1,755
Total contract liabilities	5,629	2,503

2.2	Other income

	2024 $’000	2023 $’000
Government grants	1,936	2,777
Interest income*	—	61
Unrealized foreign exchange gain*	—	—
Other income	212	258
Total other income	2,148	3,096

*
Unrealized foreign exchange gain and Interest income for the year ended June 30, 2024 has been classified in finance income. The comparative period disclosure has not been restated as the amounts are immaterial (Unrealized foreign exchange loss was classified as administrative expenses: 2023: $$0.5 million, Unrealized foreign exchange gain: 2022: $0.5 million; Interest income: 2023: $0.1 million, 2022: $0.1 million).

2.2.1	Information about revenue and other income
Carbon Revolution recognizes as revenue from contracts with customers the amount that is received as consideration for the transfer of goods or services to customers. The relevant point in time or period of time is the transfer of control of the goods or services to the customer (control approach).
To determine when to recognize revenue and at what amount, the five-step model is applied. By applying the five-step model to contracts with customers, distinct performance obligations are identified. The transaction price is determined – and allocated to the performance obligations. The allocation of the transaction price in the case of more than one performance obligation at hand would be performed by using observable prices if possible. Otherwise, the allocation would be performed using the adjusted market assessment approach or the approach of cost plus a margin. For every performance obligation that, is distinct within the context of the contract, the revenue recognition is determined to be at a point in time or to be satisfied over time.
Sale of wheels and tooling
Revenue from the sale of Carbon Revolution wheels and tooling is based on the contracted sales price. Discounts on the invoice amounts can be granted to the customer in return for significant advance payments, $1.4 million of

Notes to the Financial Statements
For the years ended June 30, 2024 and 2023
discounts is provided to one of the main customers during the year for the advance payment arrangement (2023: nil). All sales relate to customer-specific products and revenue is recognized over time when there is an enforceable right to payment and no alternative use. Otherwise, revenue is recognized at a point in time when the customer obtains control of the distinct good or service. Payment terms for both revenue recognized over time and at a point in time depend on the individual customer and are on average between 60 and 120 days.
Sales are recognized when control is transferred. Control is transferred over time and revenue is recognized over time by reference to the progress towards complete satisfaction of the relevant performance obligation if one of the following criteria is met:
•	the customer simultaneously receives and consumes the benefits provided by Carbon Revolution;
•	Carbon Revolution’s performance creates or enhances an asset that the customer controls as Carbon Revolution performs; or
•	Carbon Revolution’s performance does not create an asset with an alternative use to Carbon Revolution and Carbon Revolution has an enforceable right to payment for performance completed to date.
The output-based measurement method is used for revenue recognized over time based on products ready to be picked up by the customer or shipped to the customer or where applicable a practical expedient is used based on the date of invoice. Specifically, Carbon Revolution recognized revenue when the completed wheels are boxed and made ready for shipment or when wheels are transferred to freight forwarders depending on the contract terms.
Under Carbon Revolution’s standard contract terms, end customers have a right to claim for faulty wheels within a specified warranty period. While a warranty provision is recorded at the time of the product sale based on an assessment of possible future claims, historically, Carbon Revolution has not experienced material warranty claims.
Rendering of services
Revenue from a contract to provide engineering, design and testing services is recognized over time based on the stage of completion of the contract. The Group have assessed that the stage of completion determined as the proportion of the milestones achieved under the customer contract is an appropriate measure of progress towards complete satisfaction of these performance obligations.
In certain circumstances where a contract to provide engineering, design and testing services is only fulfilled with the delivery of certain prototypes, the revenue is recognized at a point in time. The recognition occurs when Carbon Revolution transfers the prototype wheels to the buyer and with it the significant risks and rewards of ownership, in accordance with the relevant customer contracted commercial terms.
Contract assets and contract liabilities
Contract assets arise from customer-specific goods and services where performance obligations are delivered in advance of the right to invoice for revenue recognized over time. Contract assets are reduced when the customer is invoiced.
Contract assets are created when the wheels have completed the final production inspection, and are boxed and available for shipment.
Contract liabilities include advance payments by customers for deliveries of goods and for services to be performed. In the case of these advance payments by customers for deliveries of goods and for services to be performed, for which contract liabilities are recognized, the customer has already paid the consideration – or part of the consideration – but Carbon Revolution has not yet satisfied its performance obligation or has done so only to a limited extent. The provision of the corresponding services to the customers by Carbon Revolution in these cases reduces the level of the associated contract liabilities.
Interest income
Interest income is recognized on a time proportionate basis that takes into account the effective yield on the financial asset.

Notes to the Financial Statements
For the years ended June 30, 2024 and 2023
Government grants
Government grants income includes amounts received or receivable by Carbon Revolution. Grants are recognized where there is reasonable assurance that the grant will be received and all attached conditions have been complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed. Government grants that are receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to Carbon Revolution with no future related costs are recognized in the Consolidated Statements of Profit or Loss and Other Comprehensive Income in the period in which they become receivable. When the grant relates to an asset, it is recognized as income in equal amounts over the expected useful life of the related asset.
2.3	Segments
Carbon Revolution operates in one business segment, being the manufacture and sale of carbon fiber wheels. This single segment is based on the internal reports that are reviewed and used by the Chief Executive Officer, who is also the Chief Operating Decision Maker (“CODM”), in assessing performance and determining allocation of resources. The accounting policies adopted for internal reporting to the CODM are consistent with those adopted in the financial statements. Revenue is allocated based on the domicile of the Carbon Revolution entity that is responsible for contracting and fulfilment with customers. Carbon Revolution PLC, domiciled in the Republic of Ireland, is the parent of the Carbon Revolution consolidated group in 2024. Consequently, prior period results have been reclassified between countries of origination.
Included in revenues, are revenues of $67.0 million (2023: $35.8 million, 2022: $39.3 million) which arose from sales to the Carbon Revolution's four major customers, representing 44% (2023: 31%), 31% (2023: 12%), 19% (2023: 50%) and 5% (2023: 6%) of Carbon Revolution's revenue. No other single customers contributed 10 per cent or more to Carbon Revolution's revenue in either 2023 or 2024.
Revenue originated and non-current assets by geography comprise:

	2024 $’000	2023* $’000
Revenue
Ireland	—	—
Australia	71,459	38,260
	71,459	38,260
Non-current assets
Ireland	—	—
Australia	7,001	86,858
	7,001	86,858

*
Prior periods were reclassified to reflect the current presentation as a result of Carbon Revolution PLC becoming the legal parent of the Group in 2024. More details see the Transaction described in note 6.7.

2.4	Expenses by nature

Finance costs	2024 $’000	2023 $’000
Cash interest on third party borrowings	9,187	2,676
Interest on lease liabilities	291	297
Effective interest on third party borrowings	16,032	1,448
Loss on modification	882	—
Loss on extinguishment	2,084	—
Supplier financing costs	954	446

Notes to the Financial Statements
For the years ended June 30, 2024 and 2023

Finance costs	2024 $’000	2023 $’000
Interest other	606	635
Realized foreign exchange loss*	64	—
	30,100	5,502
Salaries and employee benefit expense
Wages and salaries	53,224	39,023
Post-employment benefits (defined contribution plans)	4,464	3,379
Share based payments expense	(196)	3,091
	57,492	45,493
Depreciation and amortization
Property, plant and equipment	9,089	7,382
Right of use assets	742	695
Capitalized development costs	3,312	2,376
Patents and trademarks	75	89
	13,218	10,542
Research and development expense
Research and development**	16,951	16,180
Impairment and write-offs of intangible assets	19,151	—
	36,102	16,180

*
Realized foreign exchange loss for the year ended June 30, 2024 has been classified in finance costs. The comparative period disclosure has not been restated as the amounts are immaterial (Realized foreign exchange gain 2023: $0.2 million, Realized foreign exchange loss: 2022: $0.1 million). The amounts were recognized in other income and administrative expenses respectively in comparative periods.

**	Research and development included amortization of capitalised research and development expenses and wages and salaries of employees in research and development function.
The average number of people employed by the Group excluding the Directors, during the year was 495 (2023: 403).
2.4.1	Information about expenses
Effective interest on third party borrowings
The Group’s finance costs includes borrowing costs for the USD term loan, OIC Class A and B preferred shares and OIC Series 2024-A notes. They are calculated under the effective interest method. Refer to Note 4.2 for more information. The Group’s policy is to present interest and related borrowing cost payments as an operating activity within the Consolidated Statement of Cash flows.
Share based payments
Carbon Revolution historically has operated several employee incentive schemes to remunerate employees, including senior executives, in the form of share-based payments. Refer to note 4.5 for information on share-based payments.
Depreciation
Property, plant and equipment, including leasehold improvements, are depreciated over their estimated useful lives, commencing from the time the asset is held ready for use. Leasehold improvements are depreciated over the lesser of the assets estimated useful life and the expected term of the lease.
Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If Carbon Revolution is reasonably certain to exercise a purchase option or if the lease transfers ownership of the underlying asset to the lessee by the end of the lease term, the right-of-use asset is depreciated over the underlying asset’s useful life.

Notes to the Financial Statements
For the years ended June 30, 2024 and 2023
Depreciation is mainly included in cost of goods sold and research and development expense as it is directly attributable to the cost of producing wheels and developing new carbon fiber wheel core technologies and structures. The depreciation periods and method for each class of assets are:

Class of fixed asset	Depreciation period	Depreciation method
Leasehold improvements	Shorter of 20 years or the remaining term of the lease	Straight line
Manufacturing equipment	4 to 20 years (2023: 2 to 10 years)	Straight line (2023: diminishing value)
Tooling	5 to 10 years (2023: 3 to 10 years)	Straight line (2023: diminishing value)
Other equipment	3 to 20 years (2023: 3 to 5 years)	Straight line (2023: diminishing value)

Change in depreciation method and re-assessment of useful lives
Carbon Revolution, in 2023, used the diminishing value depreciation method for its operating subsidiaries. In recent years, Carbon Revolution has been updating and investing in its manufacturing facilities and methods including deployment of the Mega Line production process. In response to such updates, Carbon Revolution, effective July 1, 2023, changed to a straight line depreciation method and reassessed the useful lives of its assets because Carbon Revolution believes it better reflects the future economic benefit from the stable usage of property, plant and equipment. The impact of the change in depreciation method is recognized prospectively as a change in accounting estimates in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. The impact of the change in the depreciation method in the current period is a reduction in the depreciation charge of $0.5m.
Research and development expenses
Research and development expenses primarily consist of
(i)	purchases of supplies and materials used in our research and development projects,
(ii)	salaries, bonuses and related expenses for personnel engaged in research and development,
(iii)	consumption of low-value consumables used in our research and development projects,
(iv)	depreciation of property, plant and equipment used in connection with our research and development efforts, and
(v)	amortization of capitalized development costs.
Expenditure on research activities is recognized as an expense in the period in which it is incurred. Refer to note 3.5 Intangible assets for further information in relation to capitalized development costs, patents and trademarks.
2.5	Earnings per share
The calculation of the basic and diluted earnings per share is based on the following data:

	2024 $’000	2023 $’000
The following reflects the income used in the basic and diluted earnings per share computations:
a) Earnings used in calculating earnings per share
Earnings/(loss) for the purposes of basic earnings per share being loss for the year	(221,083)	(79,223)
Effect of dilutive potential ordinary shares	—	—
Earnings/(loss) for the purposes of diluted earnings per share	(221,083)	(79,223)

	No.’000	No.’000
b) Weighted average number of shares

Notes to the Financial Statements
For the years ended June 30, 2024 and 2023

	No.’000	No.’000
Weighted average number of ordinary shares for the purposes of basic earnings per share*	1,880	1,338
Effect of dilutive potential ordinary shares	—	—
Loss per share
Basic (dollars)	$(117.61)	$(59.20)
Diluted (dollars)	$(117.61)	$(59.20)

*
The comparative periods were restated by the exchange ratio of 0.00642 as established in the Transaction as described in Note 6.7. The exchange ratio was applied to the number of shares to calculate the adjusted weighted average shares.

As Carbon Revolution is in losses for each year presented, there are no potential dilutive ordinary shares on issue.
There have been no transactions involving ordinary shares that would significantly change the number of ordinary shares outstanding between June 30, 2024 and the date of the completion of these financial statements.
2.6	Finance Income

	2024 $’000	2023 $’000
Gain on remeasurement of warrant liabilities	6,687	—
Unrealized foreign exchange gain*	2,101	—
Interest income*	202	—
Total finance income	8,990	—

*
Unrealized foreign exchange gain and Interest income for the year ended June 30, 2024 has been classified in finance income unless otherwise stated. The comparative period disclosure has not been restated as the amounts are immaterial (Unrealized foreign exchange loss was classified as administrative expenses: 2023: $0.5 million, Unrealized foreign exchange gain was classified as other income 2022: $0.5 million; Interest income was classified as other income 2023: $0.1 million, 2022: $0.1 million).

3	Operating assets and liabilities
This section shows the assets used to generate Carbon Revolution’s revenue and the liabilities incurred. Assets and liabilities relating to Carbon Revolution’s financing activities are disclosed in note 4. Deferred tax assets and liabilities are disclosed in note 5.
3.1	Receivables

	2024 $’000	2023 $’000
Trade receivables
Not past due	4,622	4,220
Past due 1 – 30 days	837	623
Past due 31 – 90 days	1,623	443
Past due 90 days and over	681	216
	7,763	5,502
Allowance for impairment losses	(565)	(119)
Trade receivables	7,198	5,383
Apprenticeship grant funding	294	25
Other receivables	11	267
GST recoverable	1,035	755
Trade and other receivables	8,538	6,430

Notes to the Financial Statements
For the years ended June 30, 2024 and 2023
3.1.1	Information about receivables
Trade and other receivables are carried at amortized cost and are measured at the transaction price.
Carbon Revolution makes use of the simplified approach in the accounting for expected credit losses related to the trade and other receivables and records the loss allowance. In using this practical expedient, Carbon Revolution uses its historical experience, external indicators and forward-looking information to calculate the expected credit losses which are reviewed at each reporting period. Debts that are known to be uncollectible are written off when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery.
See note 4.3.2 regarding credit risk of trade receivables, which explains how Carbon Revolution manages and measures credit quality of trade receivables. There is currently a provision for long overdue receivables. Management has assessed the risk of credit losses as minimal given the credit rating of its customers. Taking into consideration the historically collected debt and timing of those it has been deemed appropriate to record a provision for those long overdue receivables as of June 30, 2024.
In reaching this view on expected credit losses and having regard to the current environment management has performed a review on an individual customer basis including monitoring customer performance and timing of payments. All sales are with major international Original Equipment Manufacturer (“OEM”) customers, which do not have any risk of credit loss on the basis of viability and transaction history.
3.2	Inventories

	2024 $’000	2023 $’000
Current
Raw materials	19,654	13,301
Work in progress	7,566	5,772
Finished goods	2,922	3,649
Consumables and spare parts	2,984	2,560
Provision for trial wheels, obsolescence and scrap	(4,290)	(3,109)
Inventories at the lower of cost and net realizable value	28,836	22,173

3.2.1	Information about inventories and significant estimates
Inventories are valued at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs necessary to make the sale (“NRV”).
Costs incurred in bringing each product to its present location and condition are accounted for as follows:
•	Raw materials – recorded at standard cost, reassessed against actual costs quarterly.
•
Finished goods and work-in-progress – cost of direct materials, labor, outsourced processing costs and a proportion of manufacturing overheads based on normal operating capacity but excluding finance costs.

•	Consumables and spare parts – recorded at purchase price. Consumables and spares are assessed for ongoing usefulness and written off if they are no longer likely to be of use.
Inventory provision for impaired wheels related to wheels that require additional rework or for obsolete stock.
Amounts recognized in the Consolidated Statements of Profit or Loss and Other Comprehensive Income
Cost of goods sold relating to wheels includes raw materials, consumables, associated freight, labor costs and depreciation and overhead costs directly attributable to the manufacture of products. Overhead costs include salaries and related personnel expenses as well as facility and operating costs. Where applicable shipping and handling costs are included in cost of goods sold. Separately calculated and allocated to costs of goods sold are costs relating to warranty provision and production scrap. Warranty costs are estimated based on historical production failure rates and production costs, while scrap costs incurred in the production of the wheels are included in cost of goods sold.

Notes to the Financial Statements
For the years ended June 30, 2024 and 2023
Cost of goods sold relating to engineering revenue includes labor costs, material and contractor costs.
Cost of goods sold relating to tooling relates to third party expenses for tooling purchases.
Inventories recognized as an expense during the year ended June 30, 2024 amounted to $96.0 million (2023: $54.6 million, 2022: $57.0 million), within cost of goods sold, which includes $7.7 million (2023: $4.4 million, 2022: $4.0 million) related to inventory obsolescence and scrap.
Critical accounting estimates and judgement
Management’s judgement is applied in determining the provision for impaired wheels.
Impaired wheel provisioning has been calculated using historical data as well as management experience in determining an adequate provision. Carbon Revolution uses a traceability system for all wheels which is used to identify and isolate wheels at risk of non-recoverability. Management judgement is applied to assign a probability of recovery to individual groups of wheels.
3.3	Property, plant and equipment

	Capital works in progress $’000	Leasehold improvements $’000	Manufacturing equipment $’000	Tooling $’000	Other equipment $’000	Total $’000
Gross cost	17,095	5,839	52,640	16,034	2,960	94,568
Less accumulated depreciation	—	(1,642)	(18,467)	(9,964)	(1,857)	(31,930)
At June 30, 2023	17,095	4,197	34,173	6,070	1,103	62,638
Gross cost	21,569	5,839	69,671	16,984	3,074	117,137
Less accumulated depreciation	—	(2,305)	(23,442)	(12,332)	(2,436)	(40,515)
Less Impairment	(21,569)	(3,534)	(46,229)	(4,652)	(638)	(76,622)
At June 30, 2024	—	—	—	—	—	—
Movement in carrying amounts
Balance at June 30, 2022	18,950	4,294	26,384	6,708	1,280	57,616
Additions	11,478	—	—	—	—	11,478
Transfer of maintenance spares	—	—	953	—	—	953
Transfer into/ (out of) capital WIP	(13,306)	189	11,233	1,709	175	—
Depreciation expense	—	(286)	(4,397)	(2,347)	(352)	(7,382)
Write-offs	(27)	—	—	—	—	(27)
Balance at June 30, 2023	17,095	4,197	34,173	6,070	1,103	62,638
Additions	24,476	—	—	—	—	24,476
Transfer into/ (out of) capital WIP	(18,841)	—	17,113	1,580	148	—
Depreciation expense	—	(663)	(4,994)	(2,843)	(589)	(9,089)
Transfer to inventories	(943)	—	—	—	—	(943)
Impairment and write-offs	(21,890)	(3,534)	(46,282)	(4,807)	(662)	(77,175)
Transfer from intangible assets	103	—	—	—	—	103
Disposals	—	—	(10)	—	—	(10)
Balance at June 30, 2024	—	—	—	—	—	—

Property, plant and equipment is measured at cost less accumulated depreciation and any accumulated impairment losses.

Notes to the Financial Statements
For the years ended June 30, 2024 and 2023
An asset’s residual value and useful life is reviewed, and adjusted if appropriate, at the end of each reporting period. Depreciation and impairment losses are recognized in the Consolidated Statements of Profit or Loss and Other Comprehensive Income. As set out in Note 2.4.1, Carbon Revolution changed its method of depreciation and estimates of useful lives on 1 July 2023.
Total impairments and write downs in profit and loss for the year ended June 30, 2024 was $77.2 million (2023: nil). The impairment was included under cost of goods sold in the Consolidated Statements of Profit or Loss and Other Comprehensive Income, refer to Note 3.5.2.
Gains and losses on disposal are determined by comparing proceeds with the carrying amount. These gains and losses are included in the Consolidated Statements of Profit or Loss and Other Comprehensive Income when the asset is derecognized.
Capital works in progress includes leasehold improvements, manufacturing equipment, tooling and other equipment that are under construction as of the reporting date.
Carbon Revolution has capital commitments of $9.2 million for manufacturing equipment as of June 30, 2024 (2023: $3.6 million).
Critical accounting estimates and judgement
Management’s judgement is applied in determining whether any impairment is required on the property, plant and equipment. The impairment testing is performed at a CGU level, being the consolidated Carbon Revolution group itself, due to the nature of its business operations.
Refer to Note 3.5.1 for the impairment assessment that was performed as of June 30, 2024.
3.4	Leases
Amounts recognized in the Consolidated Statements of Financial Position

Right-of-use assets	2024 $’000	2023 $’000
Cost at start of year	10,440	9,863
Remeasurement	419	577
Closing balance at end of year	10,859	10,440
Accumulated depreciation at start of year	(2,994)	(2,299)
Depreciation charge for the year	(742)	(695)
Closing balance at end of year	(3,736)	(2,994)
Impairment	(7,123)	—
Carrying amount	—	7,446
Lease liability
Current	705	645
Non-current	7,061	7,368
	7,766	8,013

Notes to the Financial Statements
For the years ended June 30, 2024 and 2023
Amounts recognized in the Consolidated Statements of Profit or Loss and Other Comprehensive Income
The Consolidated Statements of Profit or Loss and Other Comprehensive Income shows the following amounts relating to leases:

	2024 $’000	2023 $’000
Depreciation charge of right of use assets
Property	742	695
Interest expense	291	297
Impairment of assets (included under cost of goods sold)	7,123	—
Expense relating to short-term leases (included in costs of goods sold and administrative expenses)	407	181

The total cash outflow for leases in 2024 was $1.0 million (2023: $0.9 million).
3.4.1	Information about leases and significant estimates
Carbon Revolution has one lease for its manufacturing and head office facility in Waurn Ponds, Australia. The lease agreement does not impose any covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes.
Right of use assets
Right-of-use assets are measured at cost comprising the amount of the initial measurement of lease liability, any initial direct costs and restoration costs reduced by any lease incentives received. Carbon Revolution applies IAS 36 Impairment of Assets to determine whether a right-of-use asset is impaired. The impairment testing is performed at a CGU level, being Carbon Revolution itself, due to the nature of business operations.
Refer to Note 3.5.1 for the impairment assessment that was performed as of June 30, 2024.
Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If Carbon Revolution is reasonably certain to exercise a purchase option or if the lease transfers ownership of the underlying asset to the lessee by the end of the lease term, the right-of-use asset is depreciated over the underlying asset’s useful life.
Payments associated with short-term leases of equipment are recognized on a straight-line basis as an expense in the Consolidated Statements of Profit or Loss and Other Comprehensive Income. Short-term leases are leases with a lease term of 12 months or less.
Lease liabilities
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, Carbon Revolution uses its incremental borrowing rate.
The lease liability contract includes an annual Consumer Price Index increase.
Refer to note 4.3.3 for maturity analysis relating to lease liabilities.
Expense relating to low value leases for year ending June 30, 2024 was $0.4 million (2023: $0.2 million).

Notes to the Financial Statements
For the years ended June 30, 2024 and 2023
3.5	Intangible assets

	Development costs $’000	Patents and trademarks $’000	Total $’000
Gross cost	20,442	1,537	21,979
Less accumulated amortization	(4,623)	(582)	(5,205)
At June 30, 2023	15,819	955	16,774
Gross cost	25,530	1,591	27,121
Less accumulated amortization	(7,610)	(657)	(8,267)
Impairment	(17,920)	(934)	(18,854)
At June 30, 2024	—	—	—
Movement in carrying amounts
Balance at July 1, 2022	13,503	861	14,364
Additions	4,691	183	4,874
Amortization	(2,375)	(89)	(2,464)
Balance at June 30, 2023	15,819	955	16,774
Additions	5,813	54	5,867
Impairment and write offs	(18,217)	(934)	(19,151)
Transfer to PP&E	(103)	—	(103)
Amortization expense	(3,312)	(75)	(3,387)
Balance at June 30, 2024	—	—	—

3.5.1	Information about intangible assets and significant estimates
Intangible assets are measured on initial recognition at cost. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. The majority of development costs relate to the development of new carbon fiber wheel prototypes.
Subsequent to initial recognition, internally-generated intangible assets are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.
Amortization commences once the intangible asset is ready for use, and is calculated using a straight-line method to allocate the cost of intangible assets over their estimated useful lives (between 5 and 15-year period). The useful life is determined as the period over which the assets’ future economic benefits are expected to be consumed by Carbon Revolution.
An intangible asset’s residual value and useful life is reviewed, and adjusted if appropriate, at the end of each reporting period or more frequently if appropriate. Any amortization or impairment loss is included under research and development expenses in the Consolidated Statements of Profit or Loss and Other Comprehensive Income. Carbon Revolution has no intangible assets with an indefinite life.
The amortization of the intangible assets is included within Research and Development in the Consolidated Statements of Profit or Loss and Other Comprehensive Income given the future economic benefits embodied in the intangible assets are associated with the overall future growth of Carbon Revolution while it is in its pre-profitability phase.
Capitalized development costs
Research costs are recognized as an expense in the period in which they are incurred. An internally generated intangible asset arising from development (or from the development phase of an internal project) is recognized if it meets the definition of an intangible asset as defined in IAS 38 Intangible Assets, and when Carbon Revolution can demonstrate all of the following:
-	the technical feasibility of completing the intangible asset so that it will be available for use or sale;
-	the intention to complete the intangible asset and use or sell it;

Notes to the Financial Statements
For the years ended June 30, 2024 and 2023
-	the ability to use or sell the intangible asset;
-	how the intangible asset will generate probable future economic benefits;
-	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
-	the ability to measure the expenditure attributable to the intangible asset during the development phase.
Patents and trademarks
Carbon Revolution has paid to acquire patents and trademarks and these are recorded at cost. Patents are amortized over their useful life of 15 years.
Critical accounting estimates and judgements
Internal development expenditure, including wheel prototypes, is capitalized if it meets the recognition criteria of IAS 38 Intangible Assets. This is considered a key judgment. Carbon Revolution regularly assesses the probable future cash flows supporting the capitalization of development costs in accordance with the standard. The internal development expenditure is amortized beginning when the wheel prototype development is complete. Where the recognition criteria under IAS 38 are not met, the expenditures are recognized as an expense in the consolidated statements of profit or loss and other comprehensive income.
Carbon Revolution has no indefinite life assets and therefore performs an impairment test when impairment indicators are identified and for intangible assets not yet available for use are required to be tested annually for impairment. The impairment testing is performed at a cash generating unit (“CGU”) level as the relevant assets are highly specialized and do not have a reliably determinable standalone fair value. One CGU has been identified being the Group's wheel manufacturing operations in Australia.
The two indicators for impairment continue to be the low market value of the company and the continued loss making position. Carbon Revolution used a value-in-use (VIU) discounted cash flow model and calculated the recoverable amount of the CGU. The estimates included in the future cash flow projections relate to revenue growth rates, operational expenses and capital expenditure, in addition to the terminal growth rate and discount rates noted below. Given Carbon Revolution is still in its growth phase, Carbon Revolution is not yet able to produce wheels profitably. Considering the growth trajectory of Carbon Revolution, a 5-year cash flow forecast was used with data sourced from internal budgets and management forecasts. The cash flow model includes the management forecast to the end of CY2026, with the remaining years based on growth projections with reference to key structural and market factors, utilizing past experience, external data and internal analysis.
The discount rate was a post-tax measure estimated based on the Company’s cost of capital and debt. The discount rate has been adjusted to 15% (30 June 2023: 11.5%) to reflect the uncertainties in the operating markets that have a significant impact on wheel sales and resulting cash flows.
3.5.2	Impairment to the CGU
In the current year the Company has adjusted the cash flow projections in the value in use model for the slower-than-expected growth with certain customers. Significant growth was expected in FY25 and FY26. However, these expectations have deteriorated, given the political and economic environment in the US market, which provides additional uncertainty. As a result, the carrying amounts of the CGU was determined to be higher than the recoverable amounts and an impairment loss of $102.6 million (30 June 2023: Nil) was recognized.

30 June 2024	CGU $’000	Note reference
Property, plant and equipment	76,622	3.3
Right-of-use assets	7,123	3.4
Intangible assets	18,854	3.5
Impairment of assets under IAS 36	102,599

Notes to the Financial Statements
For the years ended June 30, 2024 and 2023

30 June 2024	CGU $’000	Note reference
Working capital	889
Lease liability	(7,766)	3.4
CGU carrying amount	95,722
Recoverable amount	—
Impairment loss	102,599

The impairment loss has been fully allocated to property, plant and equipment, right-of-use assets and the intangibles assets. The impairment of property, plant and equipment and right-of-use assets have been recognized in the consolidated statement of profit or loss and other comprehensive income above the gross loss as required under IAS 36. The impairment of intangible assets has been recognized in the consolidated statement of profit or loss and other comprehensive income under research and development expenses. Value in use as at 30 June 2024 was determined based on the following key assumptions.

30 June 2024
Pre-tax discount rate	21.4%
Post-tax discount rate	15.0%
Terminal growth rate beyond 5 years	1.0%

3.6	Payables

	2024 $’000	2023 $’000
Current Unsecured liabilities
Trade payables	27,530	3,828
Deferred transaction costs	7,745	—
Accruals	7,974	10,836
Interest accrued	473	427
Other payables	1,525	383
	45,247	15,474
Non-current Unsecured liabilities
Deferred transaction costs	15,193	—
	15,193	—

3.6.1	Information about payables
Trade and other payables and accruals are carried at amortized cost and represent liabilities for goods and services provided to Carbon Revolution prior to the end of the financial year that are unpaid and arise when Carbon Revolution becomes obliged to make future payments in respect of the purchase of these goods and services.
Payables are non-interest bearing and are settled based on the specific creditor’s terms.
Payables includes interest payable on borrowings and transaction cost deferrals related to the capital reorganization.
For further policy detail regarding Carbon Revolution’s liquidity risk management processes refer to note 4.3.3.
3.7	Deferred income
Deferred income relates to government grants.
Government grants have been received to assist with the purchase of certain items of plant and equipment as well as the cost of employment of new employees. None of the grants received in the past two years relate to grants linked solely to the purchase of specific plant and equipment. Government grants are classified either as cash flows from operating or investing activities depending on the nature of activity of which the grant is intended to compensate.

Notes to the Financial Statements
For the years ended June 30, 2024 and 2023
Grants received in relation to the acquisition of assets are classified as cash flows from investing activities in the Consolidated Statements of Cash Flows, whereas grants received as compensation for expenses incurred in the daily operations of the business are classified as cashflows from operating activities. The conditions attached to these grants will be fulfilled progressively over the period of the grant.
Critical accounting estimates and judgements
Under the relevant grant agreements, the government has a right to require all or part of a grant to be repaid in certain circumstances. The Board believes that it is not probable that the government will claw back the funding provided to Carbon Revolution. For revenue recognition policy, refer to note 2.2.1.

Deferred income – government grants	2024 $’000	2023 $’000
Balance as of July 1	17,154	6,239
Received during the year	219	13,000
Released to the Consolidated Statements of Profit or Loss and Other Comprehensive Income	(1,936)	(2,085)
Balance as of June 30	15,437	17,154
Current	2,114	1,919
Non-current	13,323	15,235
	15,437	17,154

3.8	Provisions

	Employee benefits $’000	Make good Provision $’000	Warranty claims $’000	Transaction costs $’000	Total $’000
Current	2,903	—	595	9,459	12,957
Non-current	531	247	1,065	—	1,843
At June 30, 2023	3,434	247	1,660	9,459	14,800

	Employee benefits $’000	Make good provision $’000	Warranty claims $’000	Transaction costs $’000	Total $’000
Current	3,754	—	605	—	4,359
Non-current	743	262	1,829	—	2,834
At June 30, 2024	4,497	262	2,434	—	7,193

	Make good provision $’000	Warranty claims $’000	Transaction costs $’000	Total $’000
Movement in carrying amounts
Balance at July 1, 2022	234	1,495	—	1,729
Provided for during the year	13	165	9,459	9,637
Balance at June 30, 2023	247	1,660	9,459	11,366
Provided for during the year	15	814	—	829
Paid during the year	—	(40)	—	(40)
(Transferred) to payables during the year	—	—	(9,459)	(9,459)
Balance at June 30, 2024	262	2,434	—	2,696

Notes to the Financial Statements
For the years ended June 30, 2024 and 2023
3.8.1	Information about individual provisions and significant estimates
Non-employee provisions are recognized when Carbon Revolution has a present obligation (legal or constructive) as a result of past events, for which it is probable that an outflow of economic benefits will result in an amount that can be reliably measured.
Make good provision
Carbon Revolution is required to restore its leased premises to their original condition at the end of the lease team. A provision has been recognized for the present value of the estimated expenditure required to remove any leasehold improvements. These costs have been capitalized as part of the cost of leasehold improvements and are amortized over the shorter of the term of the lease and the useful life of the assets.
Warranty claims
Provisions for warranty-related costs are recognized when the wheel is sold to the customer based on management judgement and a growing body of historical experience. The estimate of warranty related costs is reassessed annually. There have not been any significant warranty claims.
Employee provisions
A liability is recognized for benefits accruing to employees in respect of wages and salaries, annual leave, and long service leave when it is probable that settlement will be required, and they are capable of being measured reliably.
Short-term employee benefits are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if Carbon Revolution has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.
Carbon Revolution’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized as an expense in the Consolidated Statements of Profit or Loss and Other Comprehensive Income in the period which they arise.
Payments to superannuation funds are recognized as an expense when employees have rendered service entitling them to the contributions.
Transaction costs
As of June 30, 2024, all costs incurred for which services have been received relating to the successful closure of the Transaction as described in Note 6.7 have been provided for and the balances were transferred from provisions to payables during the period.
4	Capital structure and financing
This section outlines how Carbon Revolution manages its capital structure, including its financial position liquidity and access to capital markets.
When managing capital, the Board’s objective is to ensure Carbon Revolution continues to maintain sufficient capital to enable it to pursue its commercial objectives. This is achieved through the monitoring of historical and forecast performance and cash flows.

Notes to the Financial Statements
For the years ended June 30, 2024 and 2023
4.1	Cash and cash equivalents, Restricted trust fund
Cash and cash equivalents comprise cash on hand and deposits held at call with banks that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in values.

	2024 $’000	2023 $’000
Current assets
Cash at bank and in hand	3,705	19,582
Cash and cash equivalents in the Consolidated Statements of Financial Position and Consolidated Statements of Cash Flows	3,705	19,582

Cash flows are presented in the Consolidated Statements of Cash Flows on a gross basis, except for the GST component of investing and financing activities, which are disclosed in operating cash flows.
4.1.1	Restricted trust fund
As part of the new debt program entered into in FY23 (refer Note 4.2), Carbon Revolution was required to keep certain amount of the debt proceeds in a separate trust account to cover future interest and principal repayments. These funds are not at Carbon Revolution’s disposal and therefore have been classified as restricted trust funds. The funds are held within a trust account with interest receivable on the amounts. Restricted trust funds also include an amount for $0.4 million as required per the lease agreement for the manufacturing plant and office at Waurn Ponds in Australia.
4.1.2	Notes to the Consolidated Statements of Cash Flows
For information on cash flows relating to financing activity see note 4.1.3
Reconciliation of profit for the period to cash flows from operating activities

	2024 $’000	2023 $’000
Loss after income tax	(221,083)	(79,223)
Non-cash items from ordinary activities
Depreciation and amortization	13,218	10,543
Share based payment expenses	(196)	3,091
Loss on sale of plant and equipment	8	2
Movement in inventory provision	1,181	(1,656)
Impairment and write-offs of property, plant and equipment	77,175	—
Impairment and write-offs of intangible assets	19,151	—
Impairment of right of use asset	7,123	—
Financing activity in prior financial year	—	—
Unrealized foreign exchange on borrowings	(2,500)	—
Non-cash borrowing costs	16,711	—
Listing expenses	24,679	—
(Gain)/Loss on revaluation of financial instruments	(6,687)	—
Loss on USD term loan modification	2,966	—
Other borrowing costs	—	(20,676)
Changes in assets and liabilities
(Increase)/decrease in assets:
- Receivables	(2,108)	8,053
- Contract assets	(5,713)	(2,330)
- Inventories	(7,844)	(1,306)
- Other assets	(1,815)	1,209

Notes to the Financial Statements
For the years ended June 30, 2024 and 2023

	2024 $’000	2023 $’000
Increase/(decrease) in liabilities:
- Payables	15,087	7,247
- Contract liabilities	3,126	1,722
- Deferred income	(1,717)	10,915
- Provisions	(7,607)	9,927
Cash used in operating activities	(76,845)	(52,482)

4.1.3	Notes to the Consolidated Statements of Cash Flows
The table below details changes in Carbon Revolution’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in Carbon Revolution’s Consolidated Statements of Cash Flows as cash flows from financing activities.

2024		Cash changes		Non-cash changes		Cash changes
	Note	July 1, 2023 $’000	Financing cash flows (i) $’000	Lease remeasurement $’000	Other changes (ii) $’000	Interest paid (iv) $’000	June 30, 2024 $’000
Current borrowings at amortized cost
Unsecured
Term loan with customer	4.2	4,523	(4,523)	—	529	(529)	—
Supplier finance arrangement	4.2	9,306	4,707	—	451	(451)	14,013

Non-current borrowings at amortized cost
Secured
USD term loan	4.2	70,833	(83)	—	15,539	(7,821)	78,468
OIC Series 2024-A notes (USD)	4.2	—	13,952	—	(2,977)	(37)	10,938
Unsecured
OIC Class A preferred shares (USD)	4.2	—	48,326	—	(1,949)	—	46,377
OIC Class B preferred shares (USD)	4.2	—	6,037	—	(967)	—	5,070

Derivative Liability
Derivative liability	4.2	—	—	—	531	—	531

Lease liabilities
Lease liabilities	3.4	8,013	(418)	418	(52)	(195)	7,766
		92,675	67,998	418	11,105	(9,033)	163,163

Notes to the Financial Statements
For the years ended June 30, 2024 and 2023

2023		Cash changes		Non-cash changes		Cash changes
	Note	July 1, 2022 $’000	Financing cash flows (i) $’000	Lease remeasurement $’000	Other changes (ii) $’000	Interest paid (iv) $’000	June 30, 2023 $’000
Current borrowings at amortized cost
Secured
Working capital facility		6,843	(6,843)	—	320	(320)	—
Term loan		2,889	(2,889)	—	830	(830)	—
Letter of credit facility		4,000	(4,000)	—	64	(64)	—
Unsecured
Term loan with customer	4.2	—	4,523	—	111	(111)	4,523
Supplier finance arrangement	4.2	4,954	4,352	—	446	(446)	9,306

Non-current borrowings at amortized cost
Unsecured
Term loan		4,333	(4,333)	—	—	—	—
Term loan (USD) (iii)	4.2	—	70,265	—	2,194	(1,626)	70,833

Lease liabilities	3.4	8,040	(604)	577	297	(297)	8,013
		31,059	60,471	577	4,262	(3,694)	92,675

(i)	Cash flows from borrowings make up the net amount of proceeds from borrowings, repayments of borrowings and borrowing costs in the Consolidated Statements of Cash Flows.
(ii)	Other changes include interest accruals and foreign exchange movements and amendments to existing loan arrangements.
(iii)	Amount is net of $20.7 million loan establishment cost presented within operating cash flows. Refer to Note 4.2.
(iv)	Cash flows from interest paid are included in Finance costs under Cash flow from operating activities in the Consolidated Statements of Cash Flows.
4.2	Borrowings and other financial liabilities
Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

	Interest rate %	Maturity	2024 $’000	2023 $’000
Current borrowings and other financial liabilities
Unsecured
Term loan with customer	10.0%	June 2024	—	4,523
Supplier finance arrangement	6% + RBA cash rate	June 2025	14,013	9,306
Current Borrowings			14,013	13,829
Lease liabilities			705	645
			14,718	14,474

Notes to the Financial Statements
For the years ended June 30, 2024 and 2023

	Interest rate %	Maturity	2024 $’000	2023 $’000
Non-current borrowings and other financial liabilities
Unsecured
OIC Class A preferred shares (USD)	12.00%	November 2028	46,377	—
USD term loan	12.00%	May 2027	78,468	70,833
OIC Series 2024-A notes (USD)	12.00%	May 2027	10,938	—
OIC Class B preferred shares (USD)	12.00%	November 2028	5,070	—
Non-current borrowings			140,853	70,833

Derivative liabilities - Warrants			531	—
Lease liabilities			7,061	7,368
			148,445	78,201

The 2023 comparative period in the table above has been updated to include lease liabilities to conform to the current year’s presentation.
Borrowings and other financial liabilities measured subsequently at amortized cost
The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the amortized cost of a financial liability.
Term loan with customer
In 2023, Carbon Revolution entered a loan arrangement for $4.5 million with one of its customers as part of its bridge financing activities. The loan was repayable in three tranches including interest with the first repayment in December 2023 and the final repayment made in June 2024. The amount repayable was $1.66 million each time, resulting in an interest rate of 10%.
Supplier finance arrangement
In 2021, Carbon Revolution entered into a supply chain finance agreement with a logistics company. Under the arrangement the logistics company agrees to pay amounts to the participating supplier in respect of invoices owed by Carbon Revolution and receives settlement from Carbon Revolution at a later date. The principal purpose of this arrangement is to facilitate efficient ordering, importation, warehousing, invoice management and payment processing. The arrangement is only for a limited number of suppliers and specific materials. As the arrangement results in extended payment terms beyond the terms agreed with those suppliers the agreement is disclosed as a current borrowing. The facility has a fixed interest rate of 6% + RBA cash rate from June 28, 2023 onwards.
USD term loan
In May 2023, Carbon Revolution entered into a new debt program, facilitated by an arranger (the USD term loan) being a term loan of U.S Dollar $60 million (AUD 90.1 million) with a fixed interest rate of 8.5% with no principal repayments for the first 18 months. The loan is denominated in U.S Dollar and is translated to Australian dollars at each reporting period. The program includes certain reserves in an amount of $7.2 million, that are not currently available at Carbon Revolution’s discretion and disclosed as restricted trust funds (refer to Note 4.1.1). Costs of $20.7 million incurred in regard to the establishment of the term loan have been netted off with the loan amount and are being amortized over the term of the loan through the effective interest rate method. The USD term loan includes an insurance premium which protects lenders from the borrower’s default. In addition, Carbon Revolution was required to complete a qualified capital raise of at least US$45 million by December 31, 2023. Carbon Revolution

Notes to the Financial Statements
For the years ended June 30, 2024 and 2023
did not achieve this, and as a result, Carbon Revolution is required to pay US $1.5 million and issue 50,000 shares upon maturity in May 2027. The Company did not meet the debt service reserve and minimum available cash requirement (defined respectively as Debt service reserve of 3 months of principal payments, interest payments and applicable fees including loan monitoring fees); and minimum available cash requirement of 9 times average EBITDA for the 3 months most recently ended during the months of September 2023, October 2023, and December 2023. Management obtained a waiver from the lender in June 2024 for prior breaches. As of June 30, 2024, there are no existing breaches. Accordingly, the loan was not payable on demand as of June 30, 2024.
In May 2024, Carbon Revolution completed an amendment to its USD term loan program. The amendment was a condition of the Company’s issuance of Series 2024-A Notes with OIC (refer to Note 6.7). The amended term loan conditions are summarized as follows:
•	Interest only until May 2026 inclusive, and thereafter monthly principal repayments of US$2 million along with interest until maturity in May 2027;
•	Interest payable at 8.5% pa coupon plus an additional 3.5% accumulating paid-in-kind interest;
•	3% amendment fee due as an exit premium (US1.8 million) payable at maturity; and
•	The term loan now ranks equally with the Series 2024-A Notes issued to OIC
The Directors have determined that changes in the loan terms are to be accounted for as a modification of the original arrangement, having assessed:
•
the qualitative factors surrounding the modification and the fact that despite the USD term loan now ranking equal to the Series 2024-A Notes the insurance arrangement is still in place resulting in a non-substantial modification conclusion; and

•
The qualitative and quantitative impacts of the changes, including the difference in cash flows arising from the change in terms using the original effective interest rate of the loan to be not substantial (less than 10% as the changes in interest rates and incremental amendment fee offset changes in the timing of repayments) i.e. also not substantially different.

Consequently, the original transaction costs continue to be amortized over the term of the loan and the net present value of the change in cash flows has been recognized in the Consolidated Statements of Profit or Loss and Other Comprehensive Income at the date of the modification as a loss of $0.9 million within finance costs. The loan liability recognized at balance date is discounted using the original effective interest rate.
OIC financing – OIC Series 2024-A Note, Class B preferred shares, Class A preferred share and OIC warrants
Concurrently with the execution of the Business Combination Agreement, the Company consummated a securities purchase agreement with OIC Structured Equity Fund I Range, LLC and affiliated entities (“OIC”) on November 3, 2023, together with a number of related documents, collectively comprising the “OIC Financing”. Pursuant to the original agreement:
•
OIC subscribed for and purchased from the Company Class A redeemable preferred shares with a 12% fixed accumulating distribution (the “Preferred Shares”) and warrants (“SEF Warrants”) for aggregate gross proceeds of US$35 million (equivalent to AUD$54.7 million) less transaction costs.

•
The Class A preference shares are recognized as a financial liability at amortized cost as they must be redeemed by November 2028. The Company may elect to redeem Class A preferred shares on issue at an earlier date at its discretion subject to a return to the holder the greater of (i) a 1.75x Multiple on Invested Capital (“MOIC”) return on face value, or (ii) a 12% IRR.

•
The SEF warrants carry a US$0.01 strike price and entitle OIC to up to a maximum 19.99% of the fully diluted Company shares on issue (subject to, in tranches, certain milestones including the further issuance of Class A shares below). The warrant may be exercised, in whole or in part, at the discretion of the holder. The warrant terms initially included a ‘cashless’ exercise feature which was subsequently removed in June 2024. The warrants were treated as derivative liabilities at fair value through profit and loss between

Notes to the Financial Statements
For the years ended June 30, 2024 and 2023
issuance in November 2023 and June 2024, resulting in a gain of US$3.8 million (AUD$5.8 million) for the 2024 financial year. In June 2024 the warrants were reclassified to equity as the Company considered them to now meet the fixed for fixed criteria in IAS32 upon OIC’s undertaking on the cashless exercise feature.
•
The proceeds were allocated on a fair value basis, firstly to the SEF warrant derivative liability and then the residual to the Class A preferred share obligation. Transaction costs were allocated on a relative fair value basis.

•
OIC also provided commitments in November 2023 to purchase further tranches of preferred shares subject to achievement of certain milestones for which US$35 million was placed in escrow. The Company has not recognized any financial liability or allocation of proceeds in November 2023 or during the 2024 financial year for these preferred shares as the associated escrow deposit was not considered to be within the control of the Company. These commitments and escrow arrangements were subsequently modified in June 2024 on issuance of loan notes to OIC.

•
Of the SEF warrants of up to 19.99% of the fully diluted Company shares on issue, 12.49% vested on completion of the initial US$35 million funding, a further 5% would vest on release of the US$35 million held in escrow (such release subject to certain conditions and milestones), and the final 2.5% would vest on release of the final US$40 million funding (such release subject to certain conditions and milestones including OIC investment committee approval).

The proceeds received from the issuance of Class A Preferred Shares under the OIC financing must generally be used consistent with a budget agreed between the Company and OIC.
In April, May and June 2024, under amendments to the OIC Financing and the New Debt Program, the Company issued a series of Class B preference shares and loan notes to OIC for total consideration of US$15 million, replacing an original commitment to issue further preferred equity upon completion of certain milestones.
The original US$5 million April issuance of Class B preference shares had a 18% coupon rate and a minimum return of US$11.25 million by July 2025 unless certain performance conditions were met or otherwise waived by OIC. Subsequently, on June 21, 2024, the terms of the issuance were varied as set out further below. The variation is accounted for as an extinguishment as the changes in net present value of the cash flows was >10%. In accordance with the requirements of extinguishment accounting future cash flows were remeasured to present value at current discount rates at the date of extinguishment. The effect of the modification, inclusive of $USD0.3 million of transaction costs written off, was a loss of U$1.4 million (AUD$2.1 million) recognized in profit and loss.
As at June 30, 2024, the terms of these issuances to OIC are:
•	US$5 million in the form of Series B preferred shares in April 2024 and US$10 million advanced in the form of loan notes (Series 2024-A) in May and June 2024;
•
In relation to the Class B Preferred Shares: mandatory redemption on November 3, 2028 aligned with the Class A Preferred Shares, with a 12% fixed accumulating dividend, and the Company may elect to redeem outstanding Class B Preferred Shares at an earlier date at its discretion subject to returning to the holder the greater of (i) a 1.75x MOIC return on face value, or (ii) a 12% IRR.

•	In relation to the Series 2024-A Notes, maturity date of May 2027 concurrent with maturity of the New Debt Program / USD term loan;
•
In relation to the Series 2024-A Notes, 12% interest comprising an 8.5% coupon rate payable monthly and a further 3.5% monthly payment in kind (which is capitalized progressively into the amount outstanding);

•	In relation to the Series 2024-A Notes, progressive monthly repayments of principal commencing June 2026 – concurrent with the modified 2023 USD term loan;
•
An exit premium payable on the Series 2024-A Notes of 2.0x invested capital plus a further $10 million, such exit premium being payable upon the earlier of a refinancing of the Series 2024-A notes, sale of the Company or maturity in May 2027, inclusive of any principal and interest payments to date. The repayment of the exit premium in full will be reduced or delayed in certain limited circumstances;

Notes to the Financial Statements
For the years ended June 30, 2024 and 2023
•
The exit premium on the Class B Preferred Shares is reduced by an amount equal to the amount of cash dividends and redemption payments that have been paid to the holder(s) of Class B Preferred Shares; equally the amounts required to redeem the Class B Preferred Shares are reduced on account of payments made towards the exit premium, and where the amount required to redeem the Class B Preferred Shares is reduced to zero, the holder(s) of the Class B Preferred Shares will surrender those shares for no additional consideration;

•	The Company obtained a modification of the 2023 USD term loan such that it would rank equally to the Series 2024-A notes issued;
•
434,708 US$0.01 SEF warrants to purchase a number of ordinary shares equivalent to 14.06% of ordinary shares issued calculated on a fully diluted basis (as defined in the OIC warrant) at the time of exercise, the terms of which are equivalent to the November 2023 SEF warrants; and

•	Further, a modification of all OIC warrants outstanding as of June 2024 to remove a cashless exercise feature. This included OIC warrants previously issued in November 2023, April 2024 and May 2024.
Carbon Revolution has determined that the Series 2024-A notes and Class B preferred shares should be accounted for as financial liabilities at amortized cost to be accreted over the term up to the minimum return amount at maturity. Proceeds from the Series 2024-A notes and Class B preferred shares have been allocated between the amortized cost liability and the fair value of the warrants issued concurrently.
All associated transaction costs were allocated on a relative fair value basis proportionate to the allocation of the gross proceeds. Transaction costs relating to the notes and preferred shares are treated as an adjustment to the amortized cost liability as an adjustment to the effective interest rate in profit and loss over time. Transaction costs associated with liability classified warrants, being the November 2023, April 2024 and May 2024 tranches, are expensed as incurred. Transaction costs associated with warrants initially recognized as equity instruments, being the June 2024 tranche issued to OIC, are recognized as a deduction from equity.
The November 2023, April 2024 and May 2024 1c OIC warrants issued are marked to market through profit and loss between issuance date and June 2024 when they were reclassified in equity upon removal of the cashless exercise feature.
4.2.1	Fair values and risk management
Accounting classifications and fair values
The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value (e.g. lease liabilities).

30 June 2024	Carrying amount				Fair value
	Fair value through profit and loss	Financial assets at amortized cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
	$’000	$’000	$’000	$’000
Financial assets not measured at fair value
Receivables	—	8,538	—	8,538	—	—	—	—
Cash and cash equivalents	—	3,705	—	3,705	—	—	—	—
Restricted trust fund	—	7,675	—	7,675	—	—	—	—
	—	19,918	—	19,918
Financial liabilities at fair value
Derivative liability – warrants	531	—	—	531	531	—	—	531

Notes to the Financial Statements
For the years ended June 30, 2024 and 2023

30 June 2024	Carrying amount				Fair value
	Fair value through profit and loss	Financial assets at amortized cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
	$’000	$’000	$’000	$’000
	531	—	—	531
Financial liabilities not measured at fair value
OIC Class A preferred shares (USD)	—	—	46,377	46,377	—	52,474	—	52,474
USD term loan	—	—	78,468	78,468	—	94,903	—	94,903
OIC Series 2024-A notes (USD)	—	—	10,938	10,938	—	30,136	—	30,136
OIC Class B preferred shares (USD)		—	5,070	5,070	—	14,993	—	14,993
Supplier finance arrangement	—	—	14,013	14,013	—	14,013	—	14,013
Payables	—	—	60,440	60,440	—	—	—	—
	—	—	215,306	215,306

30 June 2023	Carrying amount				Fair value
	Fair value	Financial assets at amortized cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
	$’000	$’000	$’000	$’000
Financial assets not measured at fair value
Receivables	—	6,430	—	6,430	—	—	—	—
Cash and cash equivalents	—	19,582	—	19,582	—	—	—
Restricted trust fund	—	14,677	—	14,677	—	—	—	—
	—	40,689	—	40,689
Financial liabilities not measured at fair value
Term loan (USD)	—	—	70,833	70,833	—	90,645	—	90,645
Term loan with customer	—	—	4,523	4,523	—	4,523	—	4,523
Supplier financing arrangement	—	—	9,306	9,306	—	9,306	—	9,306
Payables	—	—	15,474	15,474	—	—	—	—
	—	—	100,136	100,136

Measurement of fair values
To provide an indication about the reliability of the inputs used in determining fair value, Carbon Revolution classifies its financial instruments into the three levels prescribed under the accounting standards:
Level 1:	The fair value of financial instruments traded in active markets (e.g. publicly traded derivatives and equity securities) is based on quoted market prices at the end of the reporting period.
Level 2:
The fair value of financial instruments that are not traded in an active market (e.g. over–the–counter derivatives) is determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Notes to the Financial Statements
For the years ended June 30, 2024 and 2023
Level 3:
If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities and for instruments where risk gives rise to a significant unobservable adjustment.

Carbon Revolution’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as at the end of the reporting period.
Carbon Revolution did not measure any financial assets or financial liabilities at fair value on a non-recurring basis as at June 30, 2024 and June 30, 2023.
Valuation techniques used to determine fair values
Specific valuation techniques used to value financial instruments include the use of quoted market prices.
There were no transfers between levels.
There were no changes in valuation techniques.
The below table discloses the impact if the fair value of the warrants strengthened (weakened) by 5%.

+/-5% fair value	$’000 Strengthening	$’000 Weakening
2024
Impact on loss before tax	(27)	27
Impact on equity	27	(27)
2023
Impact on loss before tax	—	—
Impact on equity	—	—

4.3	Financial risk management
Carbon Revolution is exposed to foreign currency risk, interest rate risk, credit risk and liquidity risk. Carbon Revolution’s senior management oversees the management of these risks to ensure the most appropriate use of the capital Carbon Revolution has available to achieve its commercial objectives.
4.3.1	Market risk
a)	Foreign currency risk
Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Carbon Revolution’s exposure to foreign currency risk relates primarily to Carbon Revolution’s US$ denominated term loan (refer Note 4.2) and its operating activities (when revenue or expense is denominated in a different currency from Carbon Revolution’s functional currency). The business has wheel programs with sales denominated in US$ which commenced production in 2024. USD inflows from these program sales are expected provide some offset against USD outflows related to Carbon Revolution’s USD denominated loan.
28% (57% in FY23), (38% in FY22) of Carbon Revolution’s revenues and 29% (34% in FY23, 18% in FY22) of costs are denominated in currencies other than AUD. Carbon Revolution has material exposure to foreign currency for movements in the exchange rate. The primary currencies Carbon Revolution has exposure to are U.S. Dollars and Euros.

Notes to the Financial Statements
For the years ended June 30, 2024 and 2023
Carbon Revolution’s exposure to foreign currency risk in relation to non-derivative financial instruments in AUD at June 30, 2024 was as follows:

2024	EUR $’000	USD $’000
Cash and cash equivalent	33	1,588
Restricted trust fund	—	7,284
Trade receivables	2,160	35
Trade payables	(18,388)	(8,255)
Supplier finance arrangement	(7,624)	(1,344)
Borrowings	—	(93,945)
Balance sheet exposure	(23,819)	(94,637)

2023	EUR $’000	USD $’000
Cash and cash equivalent	632	7,422
Restricted trust fund	—	9,456
Trade receivables	2,409	400
Trade payables	(419)	(813)
Supplier finance arrangement	(4,709)	(414)
Borrowings	—	(46,320)
Balance sheet exposure	(2,087)	(30,269)

The aggregate net foreign exchange gains/losses recognized in the Consolidated Statements of Profit or Loss and Other Comprehensive Income were:

	2024 $’000	2023 $’000
Net foreign exchange gain/(loss)	2,115	(305)

Sensitivity
As shown in the table above Carbon Revolution is primarily exposed to changes in US/AUD and EUR/AUD. The sensitivity of the Consolidated Statements of Profit or Loss and Other Comprehensive Income to changes in the exchange rates arises mainly from U.S. dollar denominated financial instruments.
The below table discloses the impact if the AUD strengthened and weakened by 5% from base rates of Euro 0.6237 and US Dollar 0.6667.

	EUR $’000		USD $’000
	Strengthening	Weakening	Strengthening	Weakening
2024
Impact on loss before tax	1,191	(1,191)	4,732	(4,732)
Impact on equity	1,191	(1,191)	4,732	(4,732)
2023
Impact on loss before tax	104	(104)	1,514	(1,514)
Impact on equity	104	(104)	1,514	1,514

b)	Interest rate risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Carbon Revolution does not currently hedge its exposure to interest rate fluctuations. A basis point change in the benchmark interest rates at 30 June 2024 would impact the financial assets and liabilities that are subject to variable interest rate as noted in the table below.

Notes to the Financial Statements
For the years ended June 30, 2024 and 2023
The table below represents the estimated and undiscounted contractual settlement terms for financial liabilities. The exposure to fixed or floating interest rates is described below:

	Variable interest rate 2024 $’000	2023 $’000	Fixed interest rate 2024 $’000	2023 $’000	Total 2024 $’000	Total 2023 $’000
Financial assets
Cash	3,705	19,582	—	—	3,705	19,582
Restricted trust fund	7,283	14,285	392	392	7,675	14,677
Total financial assets	10,988	33,867	392	392	11,380	34,259
Borrowings and other financial liabilities
Term loan with customer	—	—	—	4,523	—	4,523
Supplier finance arrangement	14,013	9,306	—	—	14,013	9,306
OIC Class A preferred shares (USD)		—	52,474	—	52,474	—
OIC Series 2024-A notes (USD)	—	—	30,136	—	30,136	—
OIC Class B preferred shares (USD)	—	—	14,993	—	14,993	—
USD term loan	—	—	94,903	90,645	94,903	90,645
Total financial liabilities	14,013	9,306	192,506	95,168	206,519	104,474

The below table discloses the sensitivity related to variable interest rate expense for supplier finance arrangements based on the balance outstanding as at June 30, 2024 and 2023. Interest income on cash and restricted trust fund balances are immaterial and not subject to material interest rate risk:

	Profit or loss for the year
Effect in thousands of AUD	100 bp increase	100 bp decrease
30 June, 2024
Supplier finance arrangement	(140)	140
30 June, 2023
Supplier finance arrangement	(93)	93

4.3.2	Credit risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. Carbon Revolution is exposed to credit risk from its operating activities (primarily trade receivables and contract assets) and from its financing activities, including deposits with banks and financial institutions.
Cash and cash equivalents
Carbon Revolution held cash and cash equivalents of $3.7 million at June 30, 2024 (June 30, 2024: $19.6 million) plus restricted trust fund of $7.7 million at June 30, 2024 (June 30, 2023: $14.7 million). The credit risk associated with cash and cash equivalents is considered as minimal as the cash and cash equivalents are held with reputable financial institutions in Australia and the United States of America. Cash and cash equivalents comprise cash balances and call deposits with an original maturity of three months or less.
Receivables and contract assets
Carbon Revolution held receivables of $8.5 million at June 30, 2024 ($6.4 million at June 30, 2023) and contract assets of $14.0 million at June 30, 2024 ($8.2 million at June 30, 2023). The assessment of customer credit risk is straightforward as a result of the concentrated nature of receivables with only a few customers and a simplified approach has been taken. Depending on the customer, Carbon Revolution’s credit terms vary between 30 and 100 days. An impairment analysis is performed at each reporting date to assess if there are any expected credit losses that need to be accounted for in all receivables. Outstanding customers receivables are regularly monitored by dedicated account managers with respect to the payment terms and unpaid invoices.

Notes to the Financial Statements
For the years ended June 30, 2024 and 2023
4.3.3	Liquidity risk
Carbon Revolution’s objective is to maintain a balance between the continuity of funding and flexibility through the use of operating cash flows and committed available credit facilities. Carbon Revolution actively reviews its funding position to ensure the available facilities are adequate to meet its current and anticipated needs. Carbon Revolution manages liquidity risk by monitoring forecast cash flows and ensuring that adequate cash and borrowing facilities are maintained. Refer to 1.3 Going Concern for Carbon Revolution’s assessment of preparing these accounts on a going concern basis.
Maturity analysis
The table below represents the estimated and undiscounted contractual settlement terms for financial liabilities. The contractual maturity is based on the earliest date on which Carbon Revolution may be required to pay. The 2023 comparative period in the table below has been updated to include payables to conform to the current year’s presentation.

	On demand $’000	< 3 months $’000	3-12 months $’000	1-5 years $’000	> 5 years $’000	Total $’000
2024
Supplier finance arrangement	14,013	—	—	—	—	14,013
Lease liabilities	—	173	532	3,096	3,965	7,766
OIC Class A preferred shares (USD)	—	—	—	52,474	—	52,474
OIC Series 2024-A notes (USD)	—	—	—	30,136	—	30,136
OIC Class B preferred shares (USD)	—	—	—	14,993	—	14,993
USD term loan	—	—	—	94,903	—	94,903
Payables	45,247	—	—	15,193	—	60,440
	59,260	173	532	210,795	3,965	274,725
2023
Supplier finance arrangement	9,306	—	—	—	—	9,306
Term loan with customer	—	—	4,523	—	—	4,523
Lease liabilities	—	158	487	2,830	4,538	8,013
USD term loan	—	—	—	90,645	—	90,645
Payables	15,474	—	—	—	—	15,474
	24,780	158	5,010	93,475	4,538	127,961

4.4	Contributed equity

Issued share capital		Number of ordinary shares outstanding
As at July 1, 2021 (EUR1.00)	Note	100
As at July 1, 2022 (EUR1.00)		100
Ordinary shares issued (EUR1.00)		24,900
At July 1, 2023		25,000
Surrender by holder to the Company		(25,000)
Merger Transaction
- USD$0.0001 shares issued to Carbon Revolution Limited shareholders in exchange for their shares	6.7	1,367,211
- USD$0.0001 shares issued to Twin Ridge shareholders in exchange for their shares	6.7	506,473
- USD$0.0001 shares issued to Yorkville on establishment of the committed equity facility	6.7	1,500
USD$0.0001 shares issued for marketing services	4.5	10,000
As at June 30, 2024		1,885,184

Notes to the Financial Statements
For the years ended June 30, 2024 and 2023
In 2023, the Company issued a further 24,900 EUR1.00 ordinary shares for which consideration was outstanding. The total ordinary shares outstanding were then converted to deferred shares which were thereafter surrendered by the holder to the Company for nil consideration. As of June 30, 2023, these shares were retained by the Company as treasury shares.
As described in Note 6.7, upon closing of the Transaction in November 2023, the Company issued US$0.0001 ordinary shares to each of the shareholders of Carbon Revolution Limited and Twin Ridge in exchange for all of the share capital outstanding in those two entities respectively.

	June 30, 2024 $’000	June 30, 2023 $’000
Ordinary shares – $USD0.0001 par value (2023: EUR1.00)	—	—
Ordinary shares – share premium	—	—
Ordinary shares – restricted	—	—
Total share capital	—	—

4.4.1	Information about contributed equity
Ordinary shares
Ordinary shares participate in dividends and the proceeds on winding up of Carbon Revolution in proportion to the number of shares held. At shareholders’ meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands
During the financial year ended June 30, 2024, Carbon Revolution did not pay a dividend (June 30, 2023: $nil).
Refer to Note 6.7 for the changes in issued capital that occurred during the period as a result of the incorporation of Carbon Revolution PLC.
4.5	Share-based payment plan arrangements
Carbon Revolution Limited historically operated several employee incentive schemes to remunerate employees, including senior executives, in the form of share-based payments:
Tax-exempt employee share ownership plan
The tax-exempt employee share ownership plan (“TESP”) was introduced in June 2018 and enables eligible employees to acquire shares in Carbon Revolution and take advantage of certain income tax concessions available. The employee participant is entitled to receive any dividends or other income associated with the shares held in trust but is not entitled to participate in any dividend reinvestment plan operated by Carbon Revolution.
Short term incentive plan
Under the STI plan, senior executives and other employees, as determined by the Board, will defer a portion of their short-term incentive payment in the form of rights. In 2023, the board determined that all participants would have 100% of their STI outcome delivered in the form of rights in lieu of a cash payment. Each right is equivalent to one share and is settled only in shares with no cash alternative. The fair value of each right is determined based on the market price of the share at grant date. Rights have a one-year service period.
Rights do not carry dividend or voting rights prior to vesting. Shares allocated on vesting of rights carry the same dividend and voting rights as other shares.
Employee stock ownership plan
The employee stock ownership plan (ESOP) was used to deliver a one-off equity award to a number of senior executives and other employees, including the CEO, to reward their efforts in Carbon Revolution achieving listing, to align their interests with the shareholders from listing and for retention purposes. Participation was at the discretion of the Board and options are subject to vesting conditions determined by the Board.

Notes to the Financial Statements
For the years ended June 30, 2024 and 2023
The exercise price of the options was equal to the market price of the underlying shares at IPO. The Board retained a discretion to make a cash payment to participants on vesting and exercise of the options in lieu of an allocation of shares.
The cost of share-based payments were determined by the fair value of the equity instruments granted at the date when the grant was made using an appropriate valuation model. That cost is recognized in employee benefits expense together with a corresponding increase in equity over the period of service and, where applicable, when the performance conditions are fulfilled (the vesting period).
The cumulative expense recognized for share-based payments at each reporting date until the vesting date reflected the extent to which the vesting period has expired and Carbon Revolution’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit in the Consolidated Statements of Profit or Loss and Other Comprehensive Income for a period represents the movement in cumulative expense recognized as of the beginning and end of that period.
Service and non-market performance conditions were not taken into account when determining the grant date fair value of the equity instruments, but the likelihood of the conditions being met is assessed as part of Carbon Revolution’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value. Any other conditions attached to a share-based payment, but without an associated service requirement, are considered to be non-vesting conditions. Non- vesting conditions are reflected in the fair value of an instrument and lead to an immediate expensing of the instrument unless there are also service and/or performance conditions.
No expense is recognized for instruments that do not ultimately vest because non-market performance and/or service conditions have not been met. Where awards include a market or non-vesting condition, the transactions are treated as vested irrespective of whether the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.
Capital raise requirement
As described in Note 4.2, Carbon Revolution did not meet the capital raise requirement by December 31, 2023, and as a result, Carbon Revolution is required to issue 50,000 shares upon maturity in May 2027.
Supplier arrangements
In March 2024, Carbon Revolution issued 10,000 shares as consideration for marketing services. The shares were valued at USD 14.17 (equivalent to $21.43) being the traded price at grant date.
4.6	Reserves

	2024 $’000	2023 $’000
Share-based payments	1,905	7,695
Share buyback	—	(311)
Foreign currency translation	85	(218)
	1,990	7,166

4.6.1	Information about reserves
Share-based payments reserve
The reserve is used to recognize the value of equity benefits provided to employees and directors as part of their remuneration.
Share buy-back reserve
The share buy-back reserve relates to shares bought back from the former owners of Carbon Revolution before the Transaction.

Notes to the Financial Statements
For the years ended June 30, 2024 and 2023
Foreign currency translation reserve
The functional currency of Carbon Revolution PLC is US dollars. The functional currency of subsidiaries and the predecessor parent being Carbon Revolution Limited is their local currency. The presentation currency of the consolidated group is Australian dollars. Foreign currency transactions are translated into the presentation currency of the relevant entity using current exchange rates at the reporting date. The income and expenses of the relevant entity are translated into the presentation currency at the year-to-date average exchange rates. On consolidation, the foreign currency differences are recognized in other comprehensive income and the balances are accumulated in the foreign currency translation reserves.
4.7	Capital raising transaction costs

	2024 $’000	2023 $’000
Capital raising transaction costs recognized in the Consolidated Statements of Profit or Loss and Other Comprehensive Income	31,584	24,746
Finance income recognised in the Consolidated Statements of Profit or Loss and Other Comprehensive Income	(538)	—
	31,046	24,746
Capital raising transaction costs recognized in trade payables	22,938	541
Capital raising transaction costs recognized in accruals	1,448	5,716
Capital raising transaction costs recognized in provisions	—	9,459
Capital raising transaction costs recognized in the operating cash flow	11,712	9,030
Capital raising transaction costs in equity	10,654	—

As described in note 6.7, Carbon Revolution PLC consummated a securities purchase agreement with OIC Structured Equity Fund I Range, LLC and affiliated entities (“OIC”) on November 6, 2023. These have resulted in increased transaction costs and payables as of June 30, 2024 and June 30, 2023.
5	Taxes
Current income tax expense or benefit for the current and prior periods is measured at the amount expected to be recovered from or paid to the tax authorities. The tax expense is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period.
Deferred tax assets are recognized only to the extent of deferred tax liabilities as referred to in note 5.3.
5.1	Income tax expense
The major components of income tax expense are:

	2024 $’000	2023 $’000
Consolidated Statements of Profit or Loss and Other Comprehensive Income
Current income tax charge / benefit	—	—
Adjustment for current tax relating to prior periods	—	—
Deferred income tax relating to the origination and reversal of temporary differences	—	—
	—	—

Notes to the Financial Statements
For the years ended June 30, 2024 and 2023

	2024 $’000	2023 $’000
The prima facie tax benefit on loss before tax differs from the income tax expense as follows:
Loss before tax	(221,083)	(79,223)
Benefit at the Irish statutory income tax rate of 25% (2023 and 2022: 30% at the Australian statutory income tax rate)*	55,271	23,767
Tax impact of:
Non-deductible expenses	(13,599)	(4,859)
Non-assessable income	1,796	—
Impact of different tax rates in foreign jurisdictions	8,641	29
Current year taxable loss not recognized	(52,109)	(18,937)
Income tax expense	—	—

*
Carbon Revolution PLC is domiciled in Ireland pursuant to the Transaction. Prior comparatives reflect the Australian corporate tax rate of 30%, being the tax rate of Carbon Revolution Limited as predecessor. Refer to note 6.7 for details of the Transaction.

5.2	Deferred taxes
Deferred tax is provided using the asset-liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.
Deferred tax liabilities are recognized for all taxable temporary differences, except when the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.
Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except when the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.
The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is not probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.
Deferred tax relating to items recognized outside profit or loss is recognized outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.
The Group offsets deferred tax assets and deferred tax liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.
5.2.1	Research and development tax credits
The Group is entitled to claim tax offsets for investments in qualifying expenditure under the Research and Development Tax Incentive regime in Australia. The Group accounts for these allowances as tax credits, which at present are being carried forward and may reduce income tax payable and current tax expense in future years. A deferred tax asset, subject to accounting recognition criteria is available to be recognised for unclaimed tax credits that are carried forward as deferred tax assets. At 30 June 2024, no deferred tax asset has been recognised, see note 5.3.2.

Notes to the Financial Statements
For the years ended June 30, 2024 and 2023
5.2.2	Interest limitation rules and disallowed amounts
Changes to the interest limitation regime in Australia were recently enacted which includes a new earnings based 'fixed ratio test', which broadly, limits Australian net debt deductions to 30% of the Groups Australian tax EBITDA. The Group has chosen to rely on the fixed ratio test in the current year.
As the Australian tax EBITDA of the Group is negative in the current year, the Australian net debt deductions of the Group have been treated as non-deductible in the current year (referred to as the FRT disallowed amounts).
Subject to the satisfaction of integrity measures and the Group continuing to choose to apply the fixed ratio test, the Group may be able to claim a deduction for the FRT disallowed amounts carried forward in future years, within a 15-year period.
A deferred tax asset, subject to accounting recognition criteria, is available to be recognized for the FRT disallowed amounts that are carried forward as deferred tax assets. At 30 June 2024, no deferred tax asset has been recognized, see note 5.3.2.
5.3.1	Recognized deferred tax assets and liabilities in the Consolidated Statements of Financial Position
Deferred tax at June 30, 2024 relates to the following:

	2024 $’000	2023 $’000
Deferred tax liabilities relating to temporary differences:
Intangible assets	—	(4,746)
Property, plant and equipment	—	(12,841)
Receivables	—	—
Right of use assets	—	(2,234)
Other	(1,567)	—
	(1,567)	(19,821)
Deferred tax assets related to temporary differences:
Provisions and accruals	805	6,981
Capital raising transaction costs	—	7,833
Tax losses	—	2,682
Lease liability	—	2,234
Other	762	91
Total	1,567	19,821
Net deferred tax liability	—	—
Less: temporary differences not previously recognized	—	—
Net deferred tax recognized in the Consolidated Statements of Financial Position	—	—

Deferred tax assets have been recognized only to the extent of deferred tax liabilities as described in accounting judgements and estimates at note 5.5.
Temporary differences arise in relation to capital raising costs for which the Group claims a tax deduction on a straight-line basis over a 5-year period in accordance with Australian tax law.
5.3.2	Unrecognized deferred tax assets
Deferred tax assets have not been recognized in respect of the following items, because it is not probable that future taxable profit will be available against which the Group can use the benefit therefrom.

	2024 $’000	2023 $’000
Provisions and accruals	8,433	—
Property, plant and equipment	15,535	—

Notes to the Financial Statements
For the years ended June 30, 2024 and 2023

	2024 $’000	2023 $’000
Capital raising transaction costs	7,135	—
Other deductible temporary differences	3,283	—
Tax losses	66,793	51,843
R&D tax credits	34,883	27,948
FRT disallowed amounts	4,376	—
	140,438	79,791

5.4	Carry forward unrecognized tax losses, research and development tax credits, and FRT disallowed amounts
Tax losses, R&D tax credits and FRT disallowed amounts for which no deferred tax asset was recognized expire as follows.

	2024 $’000	Expiry date	2023 $’000	Expiry date
Tax losses	66,793	—	51,843	—
R&D tax credits	34,883	—	27,948	—
FRT disallowed amounts	4,376	2039	—	—

Deferred tax assets are recognized for deductible temporary differences, carry forward unused tax credits and unused tax losses, and carry forward FRT disallowed amounts to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, unused tax credits, unused tax losses or FRT disallowed amounts can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits, together with future tax planning strategies. The income tax losses and R&D tax credits have no expiry date and are available indefinitely for offset against future assessable income subject to the Group continuing to meet relevant statutory tests. The FRT disallowed amounts may only be carried forward for a period of 15 years, but may offset against future assessable income subject to the Group meeting the relevant statutory tests.
Management have determined that it is not appropriate to recognize a deferred tax asset until consistent levels of profitability can be demonstrated. The deferred tax asset has been recognized only to the extent of available taxable temporary differences.
Refer to note 5.3.2 above for details regarding unrecognized tax amounts.
6	Other notes
6.1	Information about subsidiaries
The table below lists the controlled entities of Carbon Revolution PLC.

Name	Principal activities	Country of incorporation	2024	% equity interest 2023
Carbon Revolution Pty Ltd	Carbon fiber wheels	Australia	100*	—
Carbon Revolution Operations Pty Ltd	Carbon fiber wheels	Australia	100	100
Carbon Revolution Technology Pty Ltd	N/A	Australia	100	100
Carbon Revolution (USA) LLC	Carbon fiber wheels	United States	100	100
Carbon Revolution (UK) Limited	Carbon fiber wheels	United Kingdom	—**	100
Poppettell Merger Sub	Twin Ridge merged with and into this entity	Cayman Islands	100	—

*	Carbon Revolution Pty Ltd, formerly Carbon Revolution Limited, was the ultimate parent of the Carbon Revolution group of companies in 2023.
**	Carbon Revolution (UK) Limited was liquidated on August 15, 2023.

Notes to the Financial Statements
For the years ended June 30, 2024 and 2023
6.2	Directors and Key management personnel
6.2.1	Directors

	2024 $	2023 $
Compensation by category
Short-term employment benefits	1,901,543	1,525,844
Share-based payment	55,419	—
Post-employment benefits	59,151	74,059
	2,016,113	1,599,903

6.2.2	Directors and Key management personnel

	2024 $	2023 $
Compensation by category
Short-term employment benefits	2,297,211	2,211,445
Share-based payment	91,111	—
Post-employment benefits	87,701	99,352
	2,476,023	2,310,797

6.3	Transactions with related parties
There were no transactions with related parties in 2024 and 2023, other than the key management personnel in Note 6.2 above and transactions with OIC in Note 4.1.3 above.
6.4	Unrecognized items
6.4.1	Guarantees
Carbon Revolution has entered into property lease rental guarantees with a face value of $391,673 (June 30, 2023: $391,763).
6.4.2	Capital commitments
Carbon Revolution has capital commitments for manufacturing equipment as of June 30, 2024 totaling $9.2 million (June 30, 2023: $3.6 million).
6.4.3	Contingent liabilities
Carbon Revolution has no contingent liabilities as of June 30, 2024 (June 30, 2023: nil).
6.5	Changes in accounting policies
As described in Note 2.4.1, Carbon Revolution has changed to a straight-line depreciation method and reassessed the useful lives of its assets.
New and amended Accounting standards that are effective for the current year
During the current year, the Group adopted the following applicable amendments to IFRSs as adopted by the European Union which comprise standards and interpretations approved by the International Accounting Standards Board (IASB):
•	Disclosure of Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement 2
○	Although the amendments did not result in any changes to the accounting policies themselves, they impacted the accounting policy information disclosed in the financial statements. The amendments

Notes to the Financial Statements
For the years ended June 30, 2024 and 2023
require the disclosure of ‘material’, rather than ‘significant’, accounting policies. The amendments also provide guidance on the application of materiality to disclosure of accounting policies, assisting entities to provide useful, entity-specific accounting policy information that users need to understand other information in the financial statements. Management reviewed the accounting policies and made updates to the information disclosed in these financial statements (2023: Significant accounting policies) in certain instances in line with the amendments.
•	Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12
○	Carbon Revolution applied amendments that narrow the scope of the initial recognition exemption to exclude transactions that give rise to equal and offsetting temporary differences.
•	International Tax Reform – Pillar Two Model Rules – Amendments to IAS 12
○
The amendments provide a temporary mandatory exception from deferred tax accounting for the top-up tax and accounts for it as a current tax when it is incurred, which is effective immediately, and require new disclosures about the Pillar Two exposure. The mandatory exception applies retrospectively However, because no new legislation to implement the top-up tax was enacted or substantively enacted at June 30, 2024 in any jurisdiction in which Carbon Revolution operates and no related deferred tax was recognized at that date, the retrospective application has no impact on the Carbon Revolution’s financial statements.

○
Global minimum top-up tax – The Group operates in Australia, which has enacted the new legislation to implement the global minimum top-up tax and expects to be subject to the top-up tax in relation to its operations, where the statutory tax rate is 30 percent. However, since the newly enacted legislation in Australia is only effective from January 1, 2024, there is no current tax impact for the year ended June 30, 2024. The Group has applied a temporary mandatory relief from deferred tax accounting for the impacts of the top-up tax and accounts for it as current tax when it is incurred (see Note 5.2).

There was no material impact upon adoption of the new and revised Standards and amendments in these financial statements.
The Group does not have any material transactions that are affected by the following newly effective accounting standards and amendments:
a.	IFRS 17 Insurance Contracts
6.6	Accounting standards issued but not yet effective at June 30, 2024
At the date of authorization of the consolidated financial statements, other Standards and Interpretations issued but not yet effective and relevant for Carbon Revolution were listed below.

Standard and Interpretation	Effective for annual reporting periods beginning on or after	Expected to be initially applied in the financial year ending
Classification of Liabilities as Current or Non-current – Amendments to IAS 1	1 January 2024	30 June 2025
Lease Liability in a Sale and Leaseback – Amendments to IFRS 16	1 January 2024	30 June 2025
Supplier Finance Arrangements – Amendments to IAS 7 and IFRS 7	1 January 2024	30 June 2025
Lack of Exchangeability – Amendments to IAS 21	1 January 2025	30 June 2026

The adoption of above amendments is not expected to have a material impact on the financial statements of Carbon Revolution in future periods.

Notes to the Financial Statements
For the years ended June 30, 2024 and 2023
6.7	Capital Reorganization
As set out in Note 1.1 The Capital Reorganization, on November 29, 2022, the Company, Carbon Revolution Limited and Twin Ridge Capital Acquisition Corp. (“Twin Ridge”), a publicly traded special purpose acquisition company, entered into a business combination agreement (the “BCA”) and accompanying scheme implementation deed (“SID”). Under the arrangements, via a series of linked steps, the Company would acquire Carbon Revolution Limited and Twin Ridge.
On November 3, 2023 (the “Closing Date”), the Company consummated the Transaction pursuant to the terms of the BCA and SID. In connection with the Transaction, all of the existing ordinary shares, warrants and options of Twin Ridge and Carbon Revolution Limited were converted in accordance with the BCA to securities of the Company. Carbon Revolution Limited shareholders received consideration of 0.00642 ordinary shares per Carbon Revolution Limited share, having an implied value of $20.93 based on the market price of Carbon Revolution Limited shares on the close of trading on the ASX on October 19, 2023. The Company became the holder of all of the issued shares in Carbon Revolution Limited and Twin Ridge, with Carbon Revolution Limited being delisted from the Australian Stock Exchange.
The Company listed its ordinary shares and public warrants on the NASDAQ stock market under the symbols “CREV” and “CREVW”, respectively.
The Transaction accounting
The Transaction is accounted for as a capital reorganization. Under this method of accounting, the Company was treated as the ‘acquired’ company for financial reporting purposes. The net liabilities of the Company included the net liabilities of Twin Ridge as a subsidiary of the Company. The Company merged with Twin Ridge immediately prior to the Company issuing shares to Carbon Revolution Limited shareholders. Accordingly, the collective steps which result in the Company acquiring the shares of Carbon Revolution Limited and Twin Ridge were treated as the equivalent of the Carbon Revolution Limited issuing shares at the closing of the Transaction for the net assets of the Company as of the Closing Date, accompanied by a recapitalization as Carbon Revolution Limited is not the legal acquiror of the Company. The net liabilities of the Company (including the net liabilities of Twin Ridge) are stated at historical cost, with no goodwill or other intangible assets that would otherwise be recorded except for certain warrants which are measured at fair value through the Consolidated Statements of Profit or Loss and Other Comprehensive Income. The fair values of the net assets of the Company are consistent with historical carrying values. Carbon Revolution Limited was, consequently, deemed the accounting predecessor, meaning that Carbon Revolution Limited’s consolidated assets, liabilities and results of operations were the historical comparative consolidated financial information presented for the Company. This deemed issuance of shares were in fact both an equity transaction under IAS 32 (receiving the net assets of Twin Ridge, primarily cash of $1.1m and assuming the derivative liabilities and payables (including deferred transaction costs) totaling $14.5m and an equity-settled share-based payment transaction (receiving the listing status of Twin Ridge),), refer to table below.
Carbon Revolution Limited determined that it was the accounting acquiror (notwithstanding it was legally acquired by the Company) based on an evaluation of the following:
•	Carbon Revolution Limited’s existing shareholders have the greatest voting interest in the combined entity;
•
Carbon Revolution Limited’s directors represent the majority of the board of directors of the combined company and Carbon Revolution’s senior management will be the senior management of the combined company following consummation of the Transaction; and

•	Carbon Revolution Limited is the larger entity based on historical operating activity and its employee base.
Other factors were considered, including the purpose and intent of the Transaction, noting that the preponderance of evidence as described above, is indicative that Carbon Revolution Limited is the accounting acquiror in the Transaction.

Notes to the Financial Statements
For the years ended June 30, 2024 and 2023
The difference between the fair value of the Company’s shares issued, considering the fair value of Carbon Revolution's shares of $0.135 per share (being the market price of Carbon Revolution Limited's ordinary shares on the Australian Stock Exchange at the last date of trading prior to completion of the Transaction) over the fair value of Twin Ridge’s identifiable net liabilities assumed which represents compensation for the service of obtaining a stock exchange listing for its shares.
The fair value of each individual Carbon Revolution Limited ordinary share deemed to have been issued to Twin Ridge shareholders is derived from the $0.135 market price for underlying Carbon Revolution Limited ordinary shares on the ASX at the last date of trading prior to completion of the Transaction, not the US$10.00 value per share articulated in the BCA.
As such, the total changes to shares and other securities on issue as a result of the Transaction and other associated events are as follows:
a)
1,367,211 ordinary shares in the Company were issued to existing Carbon Revolution Limited shareholders in exchange for their 213,029,945 ordinary shares in Carbon Revolution Limited that were cancelled.

b)
The Company issued 506,473 ordinary shares to Twin Ridge shareholders in exchange for their existing Twin Ridge shares, as well as 5,107,842 private placement warrants and 7,098,819 public warrants having their warrants automatically exchanged by Carbon Revolution PLC of the obligations under such warrants, including to become exercisable in respect of Ordinary Shares instead of Twin Ridge ordinary shares. The Company’s warrants are exercisable at US$11.50 for one-tenth of an ordinary share and expire in November 2028. The public and private warrants are considered to be a derivative financial liability and measured at fair value through profit and loss.

c)	Effectuation of a 10-to-1 consolidation of the ordinary shares of the Company as reflected in the number of shares shown in b) and d).
d)
1,500 ordinary shares in the Company were issued to Yorkville as a commitment fee to secure a US$60M committed equity facility (“CEF”). As at June 30, 2024, the Company has not utilized the facility. The above steps a to d happened concurrently.

e)
Immediately subsequent to the issuances, the Company undertook a capital reduction under the Irish Companies Act 2014 which had the effect of transferring share capital / share premium to accumulated losses with no change to the number of shares on issue.

f)	On completion of the Transaction in November 2023, all historical share-based payment plans of Carbon Revolution Limited were cancelled for no consideration.
The summarized implications of the accounting treatment for the Transaction on the financial statements are:
-
The amount recognized as issued ordinary shares in these consolidated financial statements of Carbon Revolution PLC has been determined by adding the fair value of the deemed issuance of shares to Twin Ridge shareholders and Carbon Revolution shareholders. Also, the accumulated losses and other equity balances in the comparative periods have been restated to reflect the impact of the capital reorganization.

-	The equity structure (number of shares issued) reflects the equity structure of the Company, including the shares issued by the Company through recapitalization, refer to Note 4.4.
-	The excess of the fair value of the Company’s shares issued to Twin Ridge over the net liabilities incurred have been accounted as a listing expense.
-	The settlement of pre-existing relationship between the Company and Twin Ridge has been determined using fair value method.
-	The assets and liabilities of Carbon Revolution Limited have been recognized and measured in the Company’s consolidated financial statements at their pre-combination carrying amounts;
-
Accumulated losses and other equity balances are additionally adjusted to give effect to the Irish capital reduction which received court’s approval on 19th January 2024 to reflect the equity structure of the Company under Irish law.

Notes to the Financial Statements
For the years ended June 30, 2024 and 2023
-
The Consolidated Statements of Profit or Loss and Other Comprehensive Income reflects that of Carbon Revolution Limited for the full period together with the post-acquisition results of the Company from the Closing Date of the Transaction. Loss per share of Carbon Revolution Limited is restated such that the denominator of historical loss per share and weighted average shares issued is adjusted by the exchange ratio established in the Transaction, refer to Note 2.5.

Fair value of equity consideration issued	$
506,473 ordinary shares issued to Twin Ridge shareholders	(10,653,571)
Settlement of pre-existing relationship	(809,364)
Total consideration	(11,462,935)
Twin Ridge net assets acquired / (liabilities assumed)
Net cash proceeds from Twin Ridge	1,085,063
Warrant liabilities	(1,447,861)
Payables	(13,888,485)
Settlement of pre-existing relationship	809,364
Net liabilities assumed by CRL	(13,441,919)
Listing expenses	24,904,854

6.8	Subsequent events
Further Release of US$5 Million (AUD$7.4 million) tranches from OIC
On July 10, 2024, US$5 million (AUD$7.4 million) was released from escrow and the Group issued an aggregate principal amount of additional Series 2024-A Notes to OIC, in connection with the satisfaction of the applicable conditions for the fourth Escrow Release. The Company also issued to the OIC Investors a warrant to purchase a number of shares equal to 2.5% of the Group’s shares outstanding, determined on a “Fully-Diluted Basis” in the same manner as applicable to the existing warrants previously issued to the OIC.
On July 29, 2024, US$5 million (AUD$7.6 million) was released from escrow and the Group issued an aggregate principal amount of additional Series 2024-A Notes to OIC in such amount. OIC waived certain conditions for the fifth Escrow Release to enable the release of funds prior to August 1, 2024 and without measurement of the Group’s performance with respect to the applicable monthly milestones for such release as of July 31, 2024. The Group also issued to the OIC a warrant to purchase a number of shares equal to 2.5% of the Group’s shares outstanding, determined on a “Fully-Diluted Basis” in the same manner as applicable to the existing warrants previously issued to the OIC.
On September 5, 2024, US$5 million (AUD$7.4 million) was released from escrow and the Group issued an aggregate principal amount of additional Series 2024-A Notes to OIC in such amount. The Group also issued to OIC a warrant to purchase a number of shares equal to 2.5% of the Company’s shares outstanding, determined on a “Fully-Diluted Basis” in the same manner as applicable to the existing warrants previously issued to the OIC.
On October 30, 2024, US$5 million (AUD$7.6 million) was released from escrow and the Group issued a corresponding aggregate principal amount of additional Series 2024-A Notes to OIC. OIC waived one of the conditions for the release of the Seventh Escrow Release. The Group also issued to OIC a warrant to purchase a number of shares equal to 2.5% of the Group’s shares outstanding, determined on a “Fully-Diluted Basis” in the same manner as applicable to the existing warrants previously issued to the OIC. Proceeds from the OIC investment will be used to fund operations and investments in capacity in the near term.
Additional interest and amounts brought forward arising from non-payment of deferred transaction costs
Under an agreement the Group had previously reached relating to transaction cost deferrals from the capital reorganization (as per Note 3.6.1) with the relevant creditors, US$5 million (A$7.6 million) was payable on November 3, 2024, with the remainder to be paid from the proceeds of certain fundraising transactions or on a straight line basis over 5 years (depending on the option selected by the supplier). The US$5 million (A$7.6 million) payment was not made in November 2024 and a further US$10.0 million (A$15.0 million) is now payable or payable in

Notes to the Financial Statements
For the years ended June 30, 2024 and 2023
twelve months from signing date, unless the relevant suppliers agree to or accept further deferral of the transaction costs for at least twelve months from signing date and until sufficient cashflow can be generated from operations or alternative sources of funding are obtained to pay down these debts.
Amendment to Securities Purchase Agreement
On December 20, 2024, the Group and the OIC entered into Amendment No. 4 to the Securities Purchase Agreement, providing for the funding of US$25 million (AUD$40.1 million) in five tranches, each equal to US$5 million (AUD$8.0 million), subject to satisfying certain conditions in exchange for preferred shares issued by the Group or debt instruments issued by Carbon Revolution Operations. Pursuant to other documents entered into simultaneously therewith, the OIC will purchase notes of a new series, Series 2025-A Notes. In connection with the funding of each of the five tranches of US$5 million (AUD$8.0 million), the Group will issue to the OIC, pro rata in proportion to the amount of their investment relative to the total amount invested by the OIC in each tranche, penny warrants to purchase an aggregate number of shares equal to 5.0% of the Company’s shares outstanding, determined on a “Fully-Diluted Basis” in the same manner as applicable to the existing warrants previously issued to the OIC.
Issuance of US$5 million (AUD$8.0 million) of Series 2025-A Notes and Warrants
On December 20, 2024, upon the satisfaction of the first of the release conditions, US$5 million (AUD$8.0 million) was funded in exchange for the issuance to the OIC of US$5 million (AUD$8.0 million) aggregate principal amount of Series 2025-A Notes and the release from the payment reserve fund of US$400,000 (AUD$642,024) in exchange for interest thereon payable at a rate of 12% per annum, of which 8.5% is payable in cash and 3.5% is payable in-kind for the benefit of the Existing Lenders. Additionally, the OIC Investors (4.63%) and the Existing Lenders (0.37%) were issued penny warrants to purchase an aggregate number of shares equal to 5.0% of the Company’s shares outstanding, determined on a “Fully-Diluted Basis” in the same manner as applicable to the existing warrants previously issued to the OIC, and otherwise containing the same terms as the warrants issued to the OIC in prior reserve releases.
Issuance of US$5 million (AUD$8.0 million) of Series 2025-A Notes and Warrants
On January 21, 2025, upon the satisfaction of the conditions to the release of a second instalment of the aggregate of US$25 million (AUD$40.1 million) for which the conditions were agreed upon in December, US$5 million (AUD$8.0 million) was funded in exchange for interest payable thereon at the rate described above and the issuance to the OIC Investors of US$5 million (AUD$8.0 million) aggregate principal amount of Series 2025-A Notes, and the simultaneous release from the payment reserve fund of US$400,000 (AUD$642,710) as an additional term advance in exchange for interest payable thereon at the rate described above. Additionally, as required in respect of each US$5.4 million (AUD$8.6 million) tranche of funding to be released under the above amendments agreed on December 20, 2024 (incorporating US$5 million (AUD$8.0 million) released by the OIC Investors and US$400,000 (AUD$642,024) released from the payment reserve fund under the New Debt Program), the OIC Investors (4.63%) and the Existing Lenders (0.37%) were issued penny warrants to purchase an aggregate number of shares equal to 5.0% of the Group’s shares outstanding, determined on a “Fully-Diluted Basis” in the same manner as applicable to the existing warrants previously issued to the OIC Investors, and otherwise containing substantially the same terms as the warrants issued to the OIC Investors in prior reserve releases.
Issuance of US$5 million (AUD$7.9 million) of Series 2025-A Notes and Warrants
On March 7, 2025, upon the satisfaction of the conditions to the release of a third instalment of the aggregate of US$25 million (AUD$40.1 million) for which the conditions were agreed upon in December, US$5 million (AUD$7.9 million) was funded in exchange for interest payable thereon at the rate described above and the issuance to the OIC Investors of US$5 million (AUD$7.9 million) aggregate principal amount of Series 2025-A Notes, and the simultaneous release from the payment reserve fund of US$400,000 (AUD$632,091) as an additional term advance in exchange for interest payable thereon at the rate described above. Additionally, as required in respect of each US$5.4 million (AUD $8.6 million) tranche of funding to be released under the above amendments agreed on December 20, 2024 (incorporating US$5 million (AUD$8.0 million) released by the OIC Investors and US$400,000 (AUD$642,024) released from the payment reserve fund under the New Debt Program), the OIC Investors (4.63%)

Notes to the Financial Statements
For the years ended June 30, 2024 and 2023
and the Existing Lenders (0.37%) were issued penny warrants to purchase an aggregate number of shares equal to 5.0% of the Group’s shares outstanding, determined on a “Fully-Diluted Basis” in the same manner as applicable to the existing warrants previously issued to the OIC Investors, and otherwise containing substantially the same terms as the warrants issued to the OIC Investors in prior reserve releases.
Issuance of US$5 million (AUD$7.8 million) of Series 2025-A Notes and Warrants
On May 09, 2025, upon the satisfaction of the conditions to the release of a forth instalment of the aggregate of US$25 million (AUD$40.1 million) for which the conditions were agreed upon in December, US$5 million (AUD$8.0 million) was funded in exchange for interest payable thereon at the rate described above and the issuance to the OIC Investors of US$5 million (AUD$7.8 million) aggregate principal amount of Series 2025-A Notes, and the simultaneous release from the payment reserve fund of US$400,000 (AUD$625,356) as an additional term advance in exchange for interest payable thereon at the rate described above. Additionally, as required in respect of each US$5.4 million (AUD$5.4 million) tranche of funding to be released under the above amendments agreed on December 20, 2024 (incorporating US$5 million (AUD$7.8 million) released by the OIC Investors and US$400,000 (AUD$642,024) released from the payment reserve fund under the New Debt Program), the OIC Investors (4.63%) and the Existing Lenders (0.37%) were issued penny warrants to purchase an aggregate number of shares equal to 5.0% of the Group’s shares outstanding, determined on a “Fully-Diluted Basis” in the same manner as applicable to the existing warrants previously issued to the OIC Investors, and otherwise containing substantially the same terms as the warrants issued to the OIC Investors in prior reserve releases.
Since June 30, 2024, there have been a number of other amendments to the New Debt Program and OIC Financing, including changes to financial covenants under the New Debt Program and funding milestones under the OIC Financing, and there have been a number of waivers by the counterparties to the New Debt Program for various events of default, including relating to breaches of loan covenants and a milestone (or milestones) have been waived under the OIC Financing.
Receipt of notification letter from Nasdaq relating to non-compliance with listing requirement
On May 30, 2025, the Company received a notification letter (the “Letter”) from the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, based upon the Company's annual report on Form 20-F for the fiscal year ended June 30, 2024 which was filed with the Securities and Exchange Commission on May 14, 2025, the Company is not in compliance with the minimum stockholder’s equity requirement for continued listing set forth in Nasdaq Listing Rule 5450(b)(1)(A), which requires companies listed on the Nasdaq Global Select Market to maintain a minimum of $10,000,000 in stockholders’ equity for continued listing, or to meet the continued listing requirements under the alternative listing standards. The Letter has no immediate effect on the listing or trading of the Company’s ordinary shares or warrants on Nasdaq. The Letter stated that, under Nasdaq rules, the Company has 45 calendar days to submit a plan to regain compliance with the above rule or with the continued listing requirements under the alternative standards, and that if a plan is submitted and accepted, Nasdaq could grant the Company an exception of up to 180 calendar days from May 30, 2025, or until November 26, 2025, to regain compliance. If Nasdaq does not accept the Company’s plan, then the Company will have the opportunity to appeal that decision to a Nasdaq hearings panel.
7	Statutory information
7.1	Auditor Remuneration
The auditor’s remuneration figures presented below represent the total fees paid to KPMG exclusive of value-added tax. The 2024 fees for audit services include $172,000 relating to audit of these financial statements (2023: $30,100). There were non-audit services in 2024 of $40,000 (2023: $40,833).

	2024	2023
Audit services	2,458,700	193,135
Non-audit services	40,000	40,833
	2,498,700	233,968

CARBON REVOLUTION PUBLIC LIMITED COMPANY

Company Financial Statements

For the Year Ended June 30, 2024

Carbon Revolution Public Limited Company
Statements of Financial Position as of June 30, 2024 and 2023

	Note	June 30, 2024 AU $’000	June 30, 2023 AU $’000
Current assets
Debtors (amounts falling due within one year)	3.1	2,610	—
Other receivables	3.1	—	40
Total current assets		2,610	40
Debtors	3.1	—	—
Investment in subsidiary		—	—
Total non-current assets		—	—
Total assets		2,610	40
Current liabilities
Creditors (amounts falling due within one year)	3.2	1,083	—
Total current liabilities		1,083	—
Non-current liabilities
Borrowings	4.1	51,445	—
Derivative liabilities – Warrants	4.1	531	—
Total non-current liabilities		51,976	—
Total liabilities		53,059	—
Net (liabilities) / assets		(50,449)	40
Equity (Deficit)
Share capital	5	—	40
Share premium	5	—	—
Warrants		7,504	—
Reserves	5	710	—
Accumulated losses		(58,663)	—
Total (deficit) equity		(50,449)	40

As permitted by section 304 of the Companies Act 2014, the Company is availing of the exemption from presenting its separate profit and loss account in these financial statements and from filing it with the Registrar of Companies. The loss for the year dealt with in the financial statements of the Company’s loss amounts to $98.1 million (2023: -).

June 6, 2025

Dale McKee	Matti Masanovich
Director	Director

Carbon Revolution Public Limited Company
Statement of Changes in Equity (Deficit) for the years ended June 30, 2024 and 2023

	Note	Share Capital AU $’000	Share Premium AU $’000	Share based payment reserve AU $’000	Warrants AU $’000	Other reserves AU $’000	Accumulated losses* AU $’000	Total equity (deficit) AU $’000
Balance as of July 1, 2022		—	—	—	—	—	—	—
Loss after tax for the year		—	—	—	—	—	—	—
Total comprehensive loss for the year		—	—	—	—	—	—	—
Issue of share capital		40	—	—	—	—	—	40
Balance as of June 30, 2023		40	—	—	—	—	—	40
		—
Balance as of July 1, 2023		40	—	—	—	—	—	40
Loss after tax for the year		—	—	—	—	—	(98,106)	(98,106)
Other comprehensive loss for the year						(1,193)	—	(1,193)
Total comprehensive loss for the year		—	—	—	—	(1,193)	(98,106)	(99,299)
Issue of share capital pursuant to the Transaction		(40)	39,443	—	—	—	—	39,403
Irish capital reduction		—	(39,443)	—	—	—	39,443	—
Issue of warrants		—	—	—	7,504	—	—	7,504
Equity-settled share-based payment to non-employee		—	—	1,903	—	—	—	1,903
Balance as of June 30, 2024		—	—	1,903	7,504	(1,193)	(58,663)	(50,449)

*	Comparative periods have been re-stated with the capital structure of the Company being the continuing legal parent. Refer to note 6.7 in the Consolidated Financial Statements.
The accompanying notes form an integral part of the Company financial statements.

Notes to the Financial Statements for the years ended June 30, 2024 and 2023
1.	Basis of preparation
1.1	Basis of preparation
Carbon Revolution is a public Company limited by shares and incorporated, domiciled and registered in Ireland. The registered number of the Company is 607450 and the address of its registered office is 10 Earlsfort Terrace Dublin 2 D02 T380 Ireland.
The Company financial statements have been prepared in accordance with Financial Reporting Standard 101: Reduced Disclosure Framework (“FRS 101”). The entity financial statements have been prepared under the historical cost convention except for certain warrants which are measured at fair value through profit and loss. There have been no material departures from the standards. The entity financial statements are presented in Australian dollars. The functional currency of Carbon Revolution PLC is the United States Dollars. All amounts have been rounded to the nearest thousand, unless otherwise stated.
In preparing the Company financial statements, the Company applies the recognition, measurement and disclosure requirements of IFRSs as adopted by the European Union which comprise standards and interpretations approved by the International Accounting Standards Board (IASB), but makes amendments where necessary in order to comply with the Companies Act 2014 and has set out below where advantage of the FRS 101 disclosure exemptions has been taken.
In the Company financial statements, the Company has adopted FRS 101 for the first time.
In the transition to FRS 101, the Company has applied IFRS 1 whilst ensuring that its assets and liabilities are measured in compliance with FRS 101.
In the Company financial statements, the Company has applied the exemptions available under FRS 101 in respect of the following disclosures:
•	A Cash Flow Statement and related notes;
•	Disclosures in respect of transactions with wholly owned subsidiaries;
•	The effects of new but not yet effective IFRSs;
•	Disclosures in respect of the compensation of Key Management Personnel;
•	Certain disclosures regarding revenue; and
•	Certain disclosures regarding leases.
The accounting policies set out below have, unless otherwise stated, been applied consistently to all periods presented in these financial statements for the purposes of the transition to FRS 101.
1.2	Significant accounting judgements, estimates and assumptions
In preparing the Company financial statements, management has made judgements, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively. The significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty are outlined in detail within the specific note to which they relate.
Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the Company financial statements are included in Note 6.7 Capital Reorganization in the Consolidated Financial Statements.
1.3	Change in accounting policy
The Company has adopted the following Amendments to IFRSs in these financial statements:
•
Classification of Liabilities as Current or Non-current (Amendments to IAS 1) and Non-current Liabilities with Covenants (Amendments to IAS 1) from 1 January 2024. The amendments apply retrospectively. They

Notes to the Financial Statements for the years ended June 30, 2024 and 2023 clarify certain requirements for determining whether a liability should be classified as current or non-current and require new disclosures for non-current loan liabilities that are subject to covenants within 12 months after the reporting period. The amendments did not result in a change to the Company’s classification of loans and borrowings and therefore had no impact on these financial statements.
1.4	Directors
Refer to Note 6.2 of the consolidated financial statements.
2.	Investment in subsidiaries
The company holds an investment in the shares of its wholly owned subsidiaries Carbon Revolution Pty Limited and Poppatell Merger Sub as at 30 June 2024 as a result of the Transaction. As at 30 June 2024, the Company had wholly impaired its investment in subsidiaries.
3.	Debtors and Creditors
This section shows the assets used and the liabilities incurred.
3.1	Receivables

	2024 $’000	2023 $’000
Current
Debtors	—	—
Other receivables	1,056	40
Prepayments	1,275	—
Income tax receivable	279	—
	2,610	40
Non-current
Intercompany loans (amounts falling due more than a year)	53,312	—
Allowance for impairment losses	(53,312)	—
	—	—
Total Receivables	2,610	40

3.1.1	Information about debtors
Debtors are carried at amortized cost and are measured at the transaction price. The intercompany loans carry a 10% coupon interest rate and were fully impaired as of June 30, 2024.
Carbon Revolution makes use of the simplified approach in the accounting for expected credit losses related to the trade and other receivables and records the loss allowance. In using this practical expedient, Carbon Revolution uses its historical experience, external indicators and forward-looking information to calculate the expected credit losses which are reviewed at each reporting period. Debts that are known to be uncollectible are written off when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery.
Carbon Revolution has also recognized an allowance for impairment of a loan receivable from its subsidiary Carbon Revolution Limited. This is on the basis that Carbon Revolution Limited is not cash flow positive and is in a net asset deficiency.

Notes to the Financial Statements for the years ended June 30, 2024 and 2023
3.2	Creditors

	2024 $’000	2023 $’000
Current
Unsecured liabilities
Trade payables	9	—
Accruals	740	—
Interest accrual	257	—
Intercompany loans	77
Total Creditors	1,083	—

3.2.1	Information about creditors
Creditors are carried at amortized cost and represent liabilities for goods and services provided to the Company prior to the end of the financial year that are unpaid and arise when the Company becomes obliged to make future payments in respect of the purchase of these goods and services.
Payables except for intercompany loans are non-interest bearing and are settled based the specific creditor’s terms.
The intercompany loans carry a 10% coupon interest rate and are due upon recall. The balances relate to intercompany transactions in the normal course of business.
Payables includes interest payable on intercompany loans and borrowings related to the capital reorganization.
4.	Capital structure and financing
This section outlines how the Company manages its capital structure, including its financial position liquidity and access to capital markets.
When managing capital, the Board’s objective is to ensure the Company continues to maintain sufficient capital to enable it to pursue its commercial objectives. This is achieved through the monitoring of historical and forecast performance and cash flows.
4.1	Borrowings and other financial liabilities
Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument, refer to Note 4.2 in the Consolidated Financial Statements.

	Interest rate %	Maturity	2024 $’000	2023 $’000
Non-current borrowings and other financial liabilities
Unsecured
OIC Class A preferred shares (USD)	12.00%	November 2028	46,376	—
OIC Class B preferred shares (USD)	12.00%	November 2028	5,069	—
Non-current borrowings			51,445	—

Derivative liabilities – Warrants			531	—
			51,976

5.	Share Capital
Refer to Note 4.4 in the Consolidated Financial Statements.

Notes to the Financial Statements for the years ended June 30, 2024 and 2023
6.	Other notes
6.1	Transactions with related parties
The Company has not disclosed any related party transactions as it has availed of the exemption available under the provisions of FRS 101 which exempts disclosure of transactions entered into between two or more members of a group, provided that any subsidiary which is a party to the transaction is wholly owned by a member of that group.
6.2	Unrecognized items
6.2.1	Guarantees
Carbon Revolution has no guarantees as of June 30, 2024 $nil (June 30, 2023: nil).
6.2.2	Capital commitments
Carbon Revolution has no capital commitments as of June 30, 2024 $nil (June 30, 2023: nil).
6.2.3	Contingent liabilities
Carbon Revolution has no contingent liabilities as of June 30, 2024 $nil (June 30, 2023: nil).
6.3	Capital Reorganization
Refer to Note 6.7 in the Consolidated Financial Statements.
7.	Statutory information
Refer to Note 7 of the consolidated financial statements.
8.	Subsequent events
Additional interest and amounts brought forward arising from non-payment of deferred transaction costs
Under an agreement the Group had previously reached relating to transaction cost deferrals from the capital reorganization (as per Note 3.6.1 in the Consolidated Financial Statements) with the relevant creditors, US$5 million (A$7.6 million) was payable on November 3, 2024, with the remainder to be paid from the proceeds of certain fundraising transactions or on a straight line basis over 5 years (depending on the option selected by the supplier). The US$5 million (A$7.6 million) payment was not made in November 2024 and a further US$10.0 million (A$15.0 million) is now payable or payable in twelve months from signing date, unless the relevant suppliers agree to or accept further deferral of the transaction costs for at least twelve months from signing date and until sufficient cashflow can be generated from operations or alternative sources of funding are obtained to pay down these debts.
Amendment to Securities Purchase Agreement
On December 20, 2024, the Group and the OIC entered into Amendment No. 4 to the Securities Purchase Agreement, providing for the funding of US$25 million (AUD$40.1 million) in five tranches, each equal to US$5 million (AUD$8.0 million), subject to satisfying certain conditions in exchange for preferred shares issued by the Group or debt instruments issued by Carbon Revolution Operations. Pursuant to other documents entered into simultaneously therewith, the OIC will purchase notes of a new series, Series 2025-A Notes. In connection with the funding of each of the five tranches of US$5 million (AUD$8.0 million), the Group will issue to the OIC, pro rata in proportion to the amount of their investment relative to the total amount invested by the OIC in each tranche, penny warrants to purchase an aggregate number of shares equal to 5.0% of the Group’s shares outstanding, determined on a “Fully-Diluted Basis” in the same manner as applicable to the existing warrants previously issued to the OIC.
Receipt of notification letter from Nasdaq relating to non-compliance with listing requirement
On May 30, 2025, the Company received a notification letter (the “Letter”) from the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, based upon the Company's annual report on Form 20-F for the fiscal year ended June 30, 2024 which was filed with the Securities and Exchange

Notes to the Financial Statements for the years ended June 30, 2024 and 2023
Commission on May 14, 2025, the Company is not in compliance with the minimum stockholder’s equity requirement for continued listing set forth in Nasdaq Listing Rule 5450(b)(1)(A), which requires companies listed on the Nasdaq Global Select Market to maintain a minimum of $10,000,000 in stockholders’ equity for continued listing, or to meet the continued listing requirements under the alternative listing standards. The Letter has no immediate effect on the listing or trading of the Company’s ordinary shares or warrants on Nasdaq. The Letter stated that, under Nasdaq rules, the Company has 45 calendar days to submit a plan to regain compliance with the above rule or with the continued listing requirements under the alternative standards, and that if a plan is submitted and accepted, Nasdaq could grant the Company an exception of up to 180 calendar days from May 30, 2025, or until November 26, 2025, to regain compliance. If Nasdaq does not accept the Company’s plan, then the Company will have the opportunity to appeal that decision to a Nasdaq hearings panel.
9.	Approval of financial statements
The financial statements were approved and authorized for issue by the Company’s board of directors and were signed on its behalf on June 6, 2025.